FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 27, 2006

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐            No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐            No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A.

Combined General Meeting

February 10, 2006

Summary

Management General Report on Euro Disney S.C.A.

INTRODUCTION

On February 23, 2005, Euro Disney S.C.A. (the “Company”) completed an increase in shareholders’ equity through an offering of preferential subscription rights, the final step in a comprehensive restructuring (the “Restructuring”) of the financial obligations of the Company and its consolidated subsidiaries (the “Group”). By completing the Restructuring, the Group now has the opportunity to pursue a strategy designed to attract new Theme Park visitors and hotel guests, and to increase visitation by improving guest satisfaction and value perception with an expanded multi-faceted development plan.

Following the legal reorganisation, substantially all of the operating activities of the Company have been transferred to Euro Disney Associés S.C.A. (“EDA”), and the Company became a holding company, the main asset of which is its 82% shareholding in EDA. As a result, EDA became the primary operating company within the Group.

The Company is consolidated by TWDC, based in Burbank, USA.

FINANCIAL RESTRUCTURING

In September 2004, the Company, acting on behalf of the Group, reached final agreement with its lenders and The Walt Disney Company (“TWDC”) on a comprehensive restructuring of the Group’s financial situation. The Restructuring was finalised on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the Restructuring were the following:

•	A share capital increase; as approved by its shareholders at the annual meeting of December 17, 2004 and in connection with the Restructuring, the Company completed an equity rights offering in February 2005, which resulted in the issuance of 2.8 billion new shares at a price of €0.09 each generating gross proceeds of €253.3 million. This share capital increase constituted the final step of the Restructuring and all the terms of the Restructuring became fully effective.

•	A new €150 million credit line made available by TWDC to replace the expired €167.7 million credit line. In addition, TWDC forgave €10 million of the expired credit line and converted €110 million of the remaining balance to subordinated long-term debt.

•	Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing €100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt.

•	Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total €125 million) and partially on a conditional basis (up to €200 million), with the conditional portion depending on the Company’s financial performance.

•	Avoidance of lease-related payments in the amount of €292.1 million, (plus €16 million of interest that would have been payable) to EDA, to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA).

•	Bank authorisation to implement a €240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The Restructuring as described above provides significant liquidity and protective measures intended to mitigate the adverse impact of business volatility (through conditional deferrals of expenditures) as well as capital to invest in new attractions. Prospectively, the Group’s statement of income will be affected by the interest expense impact of debt and royalties and management fees deferrals partially offset by the interest income impact on increased cash, as well as larger minority interests. Increased minority interests reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the Company’s contribution of substantially all of its assets and liabilities.

CHANGE IN GROUP STRUCTURE

In conjunction with the legal reorganisation implemented as part of the Restructuring described above, EDA became an 82% owned subsidiary of the Company in 2005.

Until this legal reorganisation was finalised, the Company had no ownership interest in EDA, a wholly-owned affiliate of TWDC, which was already included in the Group as a special purpose financing company, as its operating activity consisted of financing and leasing a significant portion of the Group’s Theme Park assets.

As a result of the Restructuring negotiations, substantially all of the Group’s assets and liabilities were contributed to EDA, which then became an 82% owned subsidiary of the Company and the primary operating company for the Group’s activities. Subsidiaries of TWDC own the remaining 18% of EDA. As the change in ownership in these two entities reflects a transaction between existing affiliated interests under common control, it was recorded directly through shareholders’ equity and minority interests. In addition, effect was given to the new allocation between the Group and minority interests in the Group’s financial results as of October 1, 2004.

The legal reorganisation mentioned above consists of the contribution of substantially all of the Company’s assets, liabilities and off-balance sheet commitments to EDA in return for an 82% controlling equity interest (TWDC holds the remainder). This contribution had a significant impact on the unconsolidated Company financial statements, which reflects a non-cash exceptional loss of €778.1 million in fiscal year 2005 related to the transfer. This exceptional loss represents the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the investment in EDA per the contribution agreement signed on September 30, 2004. The loss results primarily from off-balance sheet lease commitments that under statutory accounting principles are not recorded in the Company’s financial statements, but due to the transfer must be taken into account in the fair value of the contribution. Since the legal restructuring transaction, the Company has become a holding whose principal asset will be its investment in EDA.

The other significant terms of the contribution (including the report of the contribution appraisers) are described in the Company’s Reference Document filed with the Autorité des Marchés Financiers on January 10, 2005 under number R-05-03.

The Autorité des Marchés Financiers (“AMF”) confirmed that the completion of the Contribution did not give rise to the requirement to perform a mandatory public repurchase offer (offre publique de retrait) of the securities of the Company by EDL Holding Company (a TWDC affiliate) (avis AMF no 204C1223).

ACTIVITY OF THE COMPANY’S SUBSIDIARIES

Before the Restructuring, the Company and EDL Hôtels S.C.A. operated Disneyland Resort Paris, which includes two Theme Parks, Disneyland Park and Walt Disney Studios Park which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-La-Vallée, France. In addition, the Company manages the real estate development and expansion of the related infrastructure of the property.

Effective February 23, 2005, a legal reorganisation within the Group transformed the Company into a holding company. Substantially all the assets and liabilities of the Group were transferred to EDA, which became the primary operating company for the Group and an 82% owned subsidiary of the Company.

The diagram opposite illustrates the post-Restructuring organisation of the Group:

Given the Company’s status as a holding, the discussion which follows includes a review of the consolidated results of the Group and a description of the Company’s significant subsidiaries followed by a review of the results of the Company on an unconsolidated basis.

FISCAL YEAR 2005 FINANCIAL CONSOLIDATED RESULTS OF THE GROUP

Group’s revenues increased 3% to a record €1,076.0 million in fiscal year 2005, reflecting increased spending by Theme Park visitors and higher real estate development revenues, partially offset by reduced hotel guest spending. Hotel occupancy reached 80.7% and Theme Park attendance was 12.3 million.

Net loss (after allocation to minority interest) decreased by €50.3 million from €145.2 million in fiscal year 2004 to €94.9 million in fiscal year 2005, primarily as a result of the Restructuring and reduced exceptional charges. Exceptional charges decreased in the current year due to a one-time gain from forgiveness of debt by TWDC in connection with the Restructuring compared to the prior-year write-off of equipment related to an attraction that is being replaced with Buzz Lightyear Laser Blast. Minority interest in losses increased in the current year due to TWDC’s increased investment in EDA under the terms of the Restructuring.

Group’s earnings before minority interest, income taxes, exceptional items, interest, depreciation and amortization (“EBITDA”) decreased from €122.9 million to €117.1 million, reflecting increased operating costs, primarily due to increased labour costs, partially offset by revenue growth. Increased labour costs primarily reflected an increase in wages, including the impact of an increased French minimum wage and a reduction in subsidies related to the early implementation of the 35-hour work-week. As a percentage of revenues, EBITDA was 11% in fiscal year 2005, and 12% in fiscal year 2004.

The Group generated €18.4 million of operating cash flow in fiscal year 2005 despite the net loss, since a portion of the Group’s operating expenses consist of non-cash depreciation and amortisation charges. In comparison to the prior year, operating cash flow decreased €106.2 million, reflecting the cash payment of fiscal year 2004 royalties and management fees, as well as the payment of 2004 accrued interest on the CDC loans for Walt Disney Studios, both of which had been contractually deferred to fiscal year 2005.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group.

	FISCAL YEAR		VARIANCE
	2005	2004	AMOUNT	%
Theme Park attendance (in millions) (1)	12.3	12.4	(0.1)	(1)%
Theme Park spending per guest (2) (in €)	44.3	42.7	1.6	4%
Hotel occupancy rate (3)	80.7%	80.5%	—	0.2 pp	t
Hotel total spending per room (4) (in €)	179.1	186.6	(7.5)	(4)%

(1)	Theme Park attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
(2)	Average daily admission price and spending on food, beverage and merchandise and other services sold in the Theme Parks, excluding VAT.
(3)	Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4)	Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding VAT.

Theme Park spending per guest and hotel spending per room were affected by a fiscal year 2005 change in the allocation of total vacation package pricing between hotel rooms and Theme Park admissions, with the greater allocation being made to Theme Park admissions.

SIGNIFICANT SUBSIDIARIES OF THE COMPANY

The following table sets forth the key figures and operating activities of the Company’s significant direct and indirect subsidiaries:

	(€ IN MILLIONS)
ENTITY	REVENUES	NET INCOME/(LOSS)	ACTIVITY
EDA	1,002.2	(94.8)	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	313.1	(48.3)	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, “the Phase IB Facilities”
Euro Disney Vacances S.A.S.	429.2	1.9	Tour operator selling Disneyland Resort Paris holiday packages

FISCAL YEAR 2005 FINANCIAL RESULTS OF THE COMPANY

Due to the Restructuring, the Company’s financial statements as of September 30, 2004 and 2005 are not comparable.

Balance Sheet

As of September 30, 2005, the Company is a holding. The principal asset of the Company is its €603.6 million investment in EDA.

Income Statement

Following the legal reorganisation, substantially all of the operating activities of the Company have been transferred to EDA, thus allowing the consolidation of substantially all operational activities of the Group with EDA. As a result, the Company became a holding company, the principal asset of which is its 82% shareholding in EDA.

Operating result of the Company was generated from the following sources:

	YEAR ENDED SEPTEMBER 30,		VARIANCE
(€ IN MILLIONS)	2005	2004	AMOUNT	%
Revenues	71.2	1,039.3	(968.1)	(93)%
Costs and Expenses	(71.6)	(1,165.8)	1094.2	94%
Operating Result	(0.4)	(126.5)	126.1	100%

Fiscal year 2005 revenues consisted primarily of transfers of inventory and other costs to EDA as a result of the Restructuring, which under French accounting principles is recorded as revenues (transferts de charges).

Exceptional Income (Loss), Net

The exceptional loss for fiscal year 2005 is €780.8 million compared to a loss of €12.4 million for fiscal year 2004. The exceptional loss is mainly composed of a €778.1 million non-cash exceptional loss on its contribution to EDA, which represented the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the equity interest in EDA received by the Company. This loss reflects many factors, including primarily the off-balance sheet obligations, which in accordance with statutory accounting rules were not included in the balance sheet of the Company, but were reflected in the fair value of the contribution. The table below lists the factors generating the exceptional loss:

(€ IN MILLIONS)
Off-balance sheet lease and sub-lease obligations relating to the Disneyland Park	(810.3)
Off-balance sheet retirement indemnity obligation	(8.6)
Goodwill	40.8
Exceptional loss on contribution to EDA	(778.1)

During fiscal year 2004, the Company incurred €12.6 million of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to our lenders and other third parties in connection with the negotiations of the Restructuring. In fiscal year 2005, Restructuring costs have not been bore by the Company.

Financial Instruments

As of September 30, 2005, the Company had not hedging contract outstanding. As of September 30, 2004, the Company had €60.0 million of interest rate hedging contracts outstanding.

EQUITY

Shareholders’ equity was €629.5 million as of September 30, 2005 and €1,176.5 million as of September 30, 2004, which reflects the impacts of the Restructuring, partially offset by the net loss for the fiscal year.

As a result of the Restructuring, on February 23, 2005, substantially all of the Company’s assets and liabilities were contributed to EDA. As a result of this legal reorganisation, the Company’s increased interest in EDA was recorded as a reallocation between shareholders’ equity and minority interests for an amount of €215.5 million.

Also in conjunction with the Restructuring, the Company completed an equity rights offering on February 23, 2005, which resulted in the issuance of 2.8 billion new shares at a price of €0.09 each generating gross proceeds of €253.3 million.

As of September 30, 2005, TWDC, through indirect wholly-owned subsidiaries, held 39.8% of the Company’s shares (40.6% as of September 30, 2004) and 10% of the Company’s shares were owned by trusts for the benefit of Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud and his family (15.9% as of September 30, 2004). No other shareholder has indicated to the Group that it holds more than 5% of the share capital of the Company. No dividend allocation is proposed with respect to fiscal year 2005, and no dividends were paid with respect to fiscal years 2004, 2003 and 2002.

During fiscal year 2005, a purchase transaction totalling greater than €5,000 involving 265,473 shares and 100,002 preferential rights has been entered into by a member of the executive committee or supervisory board.

OUTLOOK

The Group believes that the implementation of its development and growth strategy and the improved financial flexibility from the Restructuring give it a significant opportunity to improve its financial performance, in what is forecast to be a growing European Theme Park market.

As a result of the Restructuring, the Group benefited from a substantial improvement in its cash and liquidity position. In addition, the Group’s strategy to increase the number of visitors is intended to boost revenues, which should result in increased EBITDA margin in the medium term. At the same time, the combined effect of full royalties, management fees and interest expense (which will continue to accrue despite being partially deferred on a cash basis) and depreciation and amortisation resulting from the consolidation of the Financing Companies will continue to affect operating margin and net income. The Group anticipates that it will record net losses for at least the next several years.

In fiscal year 2006, management is seeking to improve both attendance and occupancy. It believes that its seasonal events and new investments, such as the addition in Disneyland Park of the new attraction Buzz Lightyear Laser Blast, as well as its integrated marketing, sales and pricing strategies, provide an opportunity to increase volumes and grow revenues.

The Group’s targeted revenue growth in fiscal year 2006, if it is achieved, will be used partially to cover an anticipated increase in operating expenses resulting primarily from increased labour expenses due to continued wage increases and reduction of subsidies related to the adoption of the 35-hour work week.

The Group’s development strategy will result in part of the Group’s increased cash resources being devoted to increased capital expenditures and spending on major asset renovations. In fiscal year 2006, the Group expects to record a substantial increase in capital expenditures, which could total approximately €150 million based on the Group’s current budget (compared to €72.8 million in fiscal year 2005). The increase will result mainly from the completion of Buzz Lightyear Laser Blast in Disneyland Park in 2006 and the continued construction of additional new attractions scheduled to open in the coming years. The Group anticipates significant, but somewhat lower spending in 2007. A portion of ongoing capital expenditures will continue to be focused on enhancements at the Theme Parks and the hotels.

The Company will continue its holding activity in fiscal year 2006.

HUMAN RESOURCES AND ENVIRONMENTAL ACTIVITIES

See Exhibit 1

MANAGEMENT COMPENSATION AND CORPORATE POSITIONS AND DIRECTORSHIPS HELD

See Exhibit 2.

The information, assumptions and estimates that the Group has used to determine its objectives are subject to change or modification due to economic, financial and competitive uncertainties. In particular, attendance could be affected by a number of factors, some of which are beyond the Group’s control, including the state of the European travel and tourism industry (including the potential impact of increased oil prices), geopolitical considerations, factors affecting the French tourism market (such as weather conditions and the overall economy), the perceived attractiveness of the Resort compared to other travel destinations, and whether the Group is successful in implementing its Development Strategy and achieving the objectives of that strategy. Accordingly, the Group cannot give any assurance as to whether it will achieve the objectives described in this section, and it makes no commitment or undertaking to update or otherwise revise this information.

Chessy, November 15, 2005

the Gérant, Euro Disney S.A.S.

by: Karl L. Holz, Chairman and Chief Executive Officer

EXHIBIT 1

HUMAN RESOURCES AND ENVIRONMENTAL ACTIVITIES

HUMAN RESOURCES INFORMATION

This report is based on the social data issued by the Company, Euro Disney Associés S.C.A. and Euro Disney S.A.S. and is consistent with data produced for French social requirements (“Bilan Social”).

In partnership with local authorities, the Group assumes an active part in the economic development of Ile de France region. The Group is the largest employer in the Department of Seine-et-Marne and has generated more than 43,000 jobs (directly and indirectly). More than 80% of the employees working on the site live in the area.

The National Collective Bargaining Agreement of the French Amusement Parks (“Branche des Espaces de Loisirs, d’Attractions et Culturels”) is applicable to the Group, according to an agreement signed April 26, 2001, with six trade unions out of the seven represented in the Group. The Group complies with all information and consultation requirements with respect to the unions and representatives of the employees.

Data concerning human resource management of the Company, Euro Disney Associés S.C.A. and Euro Disney S.A.S. is presented below:

Total employees as of September 30, 2005	11,826 employees, including 10,862 permanent contracts, 796 fixed-term contracts and 168 temporary contracts

Hirings (annual average) (1)	Permanent contract: 1,932 employees
Fixed-term contracts: 3,597 employees
Temporary: 1,618 employees

Problems in recruiting	Regarding the activity on the resort, the major problems in recruiting employees are:
• Availability of employees for certain jobs (night shift, work on weekends and public holidays),
• Linguistic competence of employees,
• Shortage of candidates for traditional catering which has been confirmed on the European market, excluding France and French employees.

Dismissal reasons	Real and serious cause: 85 employees
Professional misconduct: 220 employees
Other: None

Overtime	204,584 overtime hours during fiscal year 2005.

Temporary work	During fiscal year 2005, €9.4 million paid to the temporary employment agencies.

Working hours	For the 10,862 permanents contracts, working hours can be split as follows:
• Full-time, 35 hours: 9,856 employees
• Contracts for less than 16 hours: 539 employees
• Contracts between 16 and 28 hours: 158 employees
• Contracts more than 28 hours and less than 35: 309 employees.

Absenteeism	The main reasons for absenteeism are:
• Paid and unpaid holidays: 45.7%
• Illness: 23.9%
• Maternity leave: 4.6%
• Occupational or work-related travel accidents: 4.6%
• Authorized leave: 1.7%
• Other reasons (including days off relating to the 35 hour-week): 19.5%

Annual wage increase	The average wage increase for fiscal year 2005 is 4.54%.

Payroll Taxes	Average payroll tax rate paid by the Company, Euro Disney S.C.A., and Euro Disney S.A.S. was approximately 41% and 40% of the gross salaries during fiscal years 2005 and 2004, respectively.

Equity in the workplace (equal opportunities)	The total labour force under permanent contracts can be broken down as follows: • Women: 45%

• Men: 55%

Relations with Trade Unions and collective agreements	29 meetings of the Workers Council and 183 meetings of the Staff Representatives were held during fiscal year 2005. Major agreements signed during the year were:
• Corporate agreement on the professional equality between men and women
• Memorandum of agreement regarding the consequences of the legal reorganization on the personnel of Euro Disney S.C.A.
• Agreement regarding the recruitment of handicapped or disabled employees

Health and safety conditions	Since 1997, Disneyland Resort Paris has chosen to develop a global and integrated strategy within an internal Quality-Health, Safety and Working Conditions-Environnement chart.
The social security contribution rate for accident at work is 1.84% for Euro Disney S.C.A. and 1% for Euro Disney S.A.S.
110 meetings of the Health and Safety council called “CHSCT” have been held during fiscal year 2005.

Training program	An internal university provides permanent training for all employees in matters of service, management, and entertainment. To enhance the diversity of skills, training classes range from stress management to more specific subjects such as the welcoming of guests “Disney Style”. The Group is recognized for outstanding training techniques. In 2005, the Ministry of Labor gave the Group the authorization to grant to qualifying employees the title of Leisure & Hospitality Host (Agent de Loisirs), as recognized and certified by the Department of Labor of the Seine et Marne.
Work and training program for disabled employees	An average of 344 disabled workers are employed during fiscal year 2005. Disneyland Resort Paris obtained, in 2004, the certificate “Tourisme & Handicap” and is the only French site that qualifying this distinction for the following handicaps: physical, mental, auditory and visual.
Community relations	The Works Council budget is equal to 0.73% of the total gross salaries paid by the Group. The Group is engaged in a sponsorship program, Children In Need, that includes three major programs: hospital visit by Disney characters, the Children’s Wishes program that allows seriously ill children to spend time at Disneyland Resort Paris, and the actions of the Volunteers’ Club. In addition, the Group supports some charity associations through its collection and donation programs.
Subcontracting	The main subcontracting agreements relate to: • Security, • Room and Theme Parks cleaning, • Maintenance of green spaces.
(1)	The number of hirings corresponds to the number of person who have signed at least one employment contract during the period.

Environmental Information

From the beginning, Disneyland Resort Paris commitment to environment matters is illustrated by the diversity and the abundance of vegetal species on the Resort, as well as our high standards of cleanliness.

This focus results from the involvement of employees whose daily responsibilities at the Resort are characterized by the Company’s spirit of “Environmentality”, which is a way of thinking, acting and operating with a constant care for environment.

Environmental data for Disneyland Resort Paris activity are as follows:

Water and energy consumption	In October 1997 a management program was set up for utilities with the aim of achieving the control and economy of water, electricity and natural gas with respect to the product and quality of Disney services. This program has permitted a significant reduction in energy consumption over the last years.
	Energy consumption	2003	2004	2005
	Water (Km3/year)	2,162	1,979	1,820
	Electricity (MWH/year)	196,229	196,848	194,245
	Gas (MWH/year)	108,150	107,013	97,146
Consumption of raw materials	In 1994, the Group created a commission to oversee the use of chemical products. One of the commission’s major objectives is to favor the selection of substitute products that are less toxic and/or dangerous for human health and for the environment.
Soil use	Since 1987, the development project consists in bringing more vegetation on the site and putting phone and electricity cables underground. Our horticulture department uses environmentally friendly products to the extent possible, and privileges those which protect pollen producing plants.
Soil contamination	Resort activities do not generate risks of soil contamination.
Waste water	From the outset, the quality of the water on the Site is tested and controlled regularly. A group, especially dedicated to follow water quality with the help of an internal laboratory equipped for self-control, allowed the Group to process to an average of 20,000 tests by year with the aim of following and improving water quality in swimming pools, ornamental lakes and waste waters. Preventive measures have been implemented to limit consequences of accidental water pollution at the resort.

Air quality	Heat for the two parks and Disneyland Hotel is generated using natural gas. On October 13, 2005, a European Directive was issued aimed at limiting greenhouse gas emissions in Europe to the levels necessary to comply with the Kyoto agreements. Under this directive, European companies will be limited to a set quota of emissions per year. The quotas were provided in the form of rights, which can be traded on a newly created market should the Group not use the full extent of its rights or require additional rights in order to comply with the directive. The Group has received an annual carbon dioxide quota of 18,664 tons (i.e. 55,992 tons for the three year period from 2005 to 2007). During the nine months ended September 30, 2005, the Group produced 6,390 tons of carbon dioxide.
Noise pollution	Because Disneyland Resort Paris provides Magic 365 days per year, some shows may produce noise pollution for persons living near the resort. Specific measures have been issued in order to take into account noise pollution.
Odors	Resort activities do not generate any unpleasant odors.

Waste	The annual waste production for the site reached 17,319 metric tons in fiscal year 2005. Nearly 250 activities and 800 jobs are performed on the site, producing numerous waste materials to manage:
• Non-hazardous industrial waste and household and similar waste totalled 17,013 metric tons for 2005,
• For hazardous industrial waste a separate collection and sort is done. Waste production amounted to 306 metric tons for 2005.
Preventive measures for energy improvement and renewable energies	In order to improve the environmental management which is based on a global and substainable development strategy, the Group has decided to favour efficient energy sources and renewable energy for news projects. The Group has committed to purchase 15% of its electricity needs from electricity produced using renewable sources of energy, starting from January 1st, 2006.
Assessment or certification processes	Disneyland Resort Paris has developped an Environmental Management System based on ISO 14001 certification, integrated within a global strategy of Quality – Health, Safety and Working Conditions – Environnement chart. The goals of this global approach are to ensure security to visitors, workers, patrimony and environment.
Environmental expenditures	In addition to the operating expenses incurred by our environmental teams, the Group regularly invests in the equipment necessary to support its environmental program.
Environmental organization	A Methods and Quality dedicated department exists whose aim is to develop an environment management system integrating the follow-up of listed installations classified for environmental protection, within which 8 activities are subjected to a formal approval program and 45 to declarative obligations. A number of internal groups directly concerned with environmental subjects exist (ie Operational Environment, Energy Efficiency) and are involved in the implementation of different programs.
Raising the environmental awareness of employees	In addition to training delivered during the year on chemical risks and Heath – Working Conditions, with specific focus on the environment, the Group has set up a new program of internal awareness dedicated to employees.

Provisions and guarantees for environmental risks	No provisions or guarantees for environmental risks are recorded as of September 30, 2005, as no significant environmental risk has been identified.
Amount of environment penalties paid following legal proceedings	No penalty has been paid following legal proceedings in respect to environmental matters. Moreover, there are no legal actions outstanding.

EXHIBIT 2

MANAGEMENT COMPENSATION AND CORPORATE POSITIONS AND DIRECTORSHIPS HELD

The statutory management (Mandataires Sociaux) of the Company is the Euro Disney S.A.S., a French simplified corporation (S.A.S.), and the members of the Supervisory Board.

Compensation of the Statutory Management (Gérant), Euro Disney S.A.S.:

Euro Disney S.A.S. is the management company (Gérant) of Euro Disney S.C.A., EDA and EDL Hôtels S.C.A. Management fees due to Euro Disney S.A.S. by the Company were €25,000 for fiscal year 2005.

Compensation of the Supervisory Board and Corporate Positions and Directorship Held:

The aggregate compensation of the Supervisory Board during fiscal year 2005 was €121,948. Compensation for Supervisory Board members is proportional to attendance at meetings. For disclosure of the compensation paid to each member of the Supervisory Board individually as well as a complete list of the other corporate positions and directorships that each holds, see below. TWDC employees are not paid by the Company for serving on the Supervisory Board.

Compensation of the members of the Executive Committee of the Euro Disney Group:

The composition and number of members on the Executive Committee of the Company varied during fiscal year 2005. Aggregate compensation paid to the members during the period of their tenure on the Committee totalled €6.3 million in fiscal year 2005. As of September 30, 2005, these same officers held together a total of 34.5 million of the Company’s stock options.

The Members of the Supervisory Board, which are members of Euro Disney S.C.A. and Euro Disney Associés S.C.A. Supervisory Board, are:

MEMBERS OF THE SUPERVISORY BOARD	OTHER POSITIONS AND DIRECTORSHIPS HELD IN FRENCH AND FOREIGN COMPANIES
Antoine Jeancourt-Galignani,	Gecina (until June 2005)	President of the Board of Directors
President	SNA Holding (Bermuda) Ltd
Compensation: €45,735	AGF
Gecina
Kaufman & Broad S.A.
	SNA-Re (Bermuda) Ltd	Member of the Board of Directors
SNA SAL, Lebanon
Société Générale
Total Fina Elf
	Jetix N.V., Pays-Bas (until September 2005)	Member of the Supervisory Board
Hypo Real Estate Holding AG, Germany
Philippe Labro	PhLCommunication S.A.R.L.	Project Director, Design and Operations
Compensation: €22,866	Direct 8	Vice-President
	Ediradio (RTL)	Member of the Supervisory Board
Dr Jens Odewald	Odewald & Compagnie GmbH, Berlin
Compensation: €22,856	Odewald & Compagnie Gesellschaft für	Chairman and Managing Director
Beteiligungen GmbH, Berlin
	Tuja Holding GmbH	Chairman of the Supervisory Board
Trans-o-Flex Schnell – Lieferdienst GmbH, Weinheim
	Tchibo Holding AG, Hamburg	Member of the Supervisory Board
Laurence Parisot	Ifop-Asecom Latin America (Argentina)
Compensation: €22,866	Ifop CMR (Toronto)
	Ifop Participations S.A.	Chairman and Chief Executive Officer
Ifop S.A. (until September 2005)
Ifop Westwego (Canada)
Optimum S.A. (until June 2005)
	Medef (French Business Confederation)	President
	Havas S.A. (since June 2005)	Member of the Board of Directors
	Michelin S.C.A. (since May 2005)	Member of the Supervisory Board
	Conseil économique et social	Adviser
Gradiva S.A.R.L.
	MP3	Gérant
IFOP-Tite Live S.A.R.L. (until June 2005)

MEMBERS OF THE SUPERVISORY BOARD	OTHER POSITIONS AND DIRECTORSHIPS HELD IN FRENCH AND FOREIGN COMPANIES
James A. Rasulo	ARDC-Ocala 201, LLC
Compensation: -	Character Concepts (Division of Walt Disney World Co.)
	Disney Business Productions, LLC	Chairman and President
W.D. Attractions, Inc.
Disney Regional Entertainment Florida
Walt Disney Parks and Resorts, LLC
	Mighty Ducks Hockey Club, Inc. (until April 2005)	Director, Chairman and President
Club 33
Compass Rose Corporation
DCSR, Inc.
Disney Entertainment Productions
Disneyland, Inc.
Disney Magic Corporation
Disney Regional Entertainment, Inc.
Disney Wonder Corporation
	Euro Disney Corporation	President and Director
Magic Kingdom, Inc.
Vista Title Insurance Agency, Inc.
Walt Disney Entertainment
Walt Disney Imagineering Research &
Development, Inc.
Walt Disney Touring Productions
WCO Parent Corporation
	Walt Disney Parks and Resorts Online	Director and Chairman
	WCO Land Corporation	Vice-President and Director
WCO Leisure, Inc.
	Disney Worldwide Services, Inc.	Senior Vice-President
Disney Incorporated
Disneyland International
Walt Disney Travel Co., Inc.
Walt Disney World Co.
	Walt Disney World Hospitality & Recreation Corporation	Director
WCO Hotels, Inc.
From Time to Time, Inc.
Vista Communications, Inc.
	Disney Realty Inc.	Director and Executive Vice-President
Anthony Martin Robinson	Center Parks UK Plc.	Executive Chairman
Compensation: €7,622	Regus Plc	Non Executive Director
Thomas O. Staggs Compensation: -	Disney Enterprises, Inc.	Senior Executive Vice-President and Chief Financial Officer
Senior Executive Vice-President
	The Walt Disney Company	and Chief Financial Officer Chairman, Investment and Administrative Committee
ABC, Inc.
ABC News Online Investments, Inc.
	Disney Media Ventures, Inc. Disney TeleVentures, Inc.	Vice-President and Executive Vice-President
Disney Worldwide Services, Inc.
	Allemand Subsidiary, Inc.	Director
B.V. Film Finance Co. II
EDL Holding Company
EDL S.N.C. Corporation
	Euro Disney Investments, Inc. WDW Services II, Inc.	Chairman and President and Director
WDT Services, Inc.
Jetix Europe N.V.
	Larkspur International Sales, Inc.	President and Chairman
WDWH&R Services, Inc.
	ABC Family Worldwide, Inc.	Chief Financial Officer
	Steamboat Ventures, LLC	Member

Compensation disclosed above represents compensation paid by the Group in fiscal year 2005. Supervisory Board compensation is proportional to attendance at meetings.

Supervisory Board General Report on Euro Disney S.C.A.

Ladies and Gentlemen,

We are pleased to present to you our general report on the management of Euro Disney S.C.A. (the “Company”) for the fiscal year ended on September 30, 2005 (“Fiscal Year 2005”).

We do not have any particular comments on the Management Report of the Gérant, which we have reviewed and which has been submitted to you.

The results of the Company for Fiscal Year 2005 show a net loss of €781.3 million, as compared to a net loss of €140.9 million reported for the previous fiscal year (“Fiscal Year 2004”).

For the group constituted by the Company and its consolidated subsidiaries (collectively the “Group”), the results of the Group for Fiscal Year 2005 show a net loss of €94.9 million, as compared to a net loss of €145.2 million reported for the Fiscal Year 2004. This improvement can primarily be explained by the dual effect of the legal reorganization and financial restructuring completed in 2005 (together the “Restructuring”) as well as by reduced exceptional charges.

Exceptional charges for Fiscal Year 2005 decreased compared to Fiscal Year 2004 due to a one-time gain resulting from a forgiveness of debt made by The Walt Disney Company (“TWDC”) in connection with the Restructuring, as well as the prior year non-cash write-off of equipment related to the “Visionarium” attraction in the Disneyland Park that is being replaced by a new attraction, “Buzz Lightyear Laser Blast”.

The total revenues of the Group for Fiscal Year 2005 increased by 3% to a new high of €1,076.0 million, as compared to €1,048.0 million reported for the Fiscal Year 2004.

This increase is due primarily to improved spending by Theme Park visitors – Theme Park revenues increased by 3% as compared to Fiscal Year 2004 – which was, however partially offset by reduced hotel guest spending.

Theme park attendance for Fiscal Year was 12.3 million, while the average hotel occupancy reached 80.7% for the year.

Fiscal Year 2005 was marked by the completion of the Restructuring. The principal features of the Restructuring consisted of a refinancing of the Group’s debt, conditional and unconditional deferrals of certain contractual obligations, a new €150 million credit line, a share capital increase and a legal reorganization of the Group.

The share capital increase was completed on February 23, 2005 with gross proceeds of €253.3 million, before deduction of equity issuance costs (but issuance premium included). Thus, the Company issued a total amount of 2.8 billion new ordinary shares bearing a nominal value of €0.01 at a price of €0.09 each.

This share capital increase will allow the Group to invest in new Theme Park attractions from Fiscal Year 2005 to 2009 for a total amount of approximately €240 million. It will also enable the Group to make investments to maintain and improve its existing asset base.

Concerning the legal reorganization, the transaction consisted of the contribution of substantially all of the Company’s assets, liabilities and off-balance sheet commitments to Euro Disney Associés S.C.A. (“EDA”) in return for an 82% controlling interest in EDA (whilst TWDC indirectly holds the remainder of EDA’s share capital through wholly-owned subsidiaries).

As we explained in our last report, the purpose of the legal reorganization was to reduce the lease-relation financial obligations of your Company concerning Disneyland Park by approximately €292 million. At the end of this legal reorganization, your Company became a holding company whose main asset is its 82% shareholding in EDA. Therefore, the main activity of the Company is now to operate, indirectly, Disneyland Resort Paris through EDA, its subsidiary.

It is of course too early to assess the full impacts of the Restructuring and the business plan that is being implemented. However, the Supervisory Board remains confident in the fact that the new investments and a new marketing, sales and prices strategy should have a positive effect on attendance and per guest spending and, therefore, profitability. But, it is also important to note that much will depend on the health of the European travel and tourism market in the coming years.

Please note that the aforementioned contribution made in the context of the Restructuring had a significant impact on the unconsolidated financial statements of the Company, which reflects a non-cash exceptional loss of €778.1 million in Fiscal Year 2005 as result of this transaction, as completed with EDA. This exceptional loss represents the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the investment in EDA as per the contribution agreement which provided for a retroactive tax and accounting effect on October 1st, 2004. The loss results primarily from off-balance sheet lease commitments that under statutory accounting principles are not recorded in the Company’s financial statements. These off-balance sheet lease commitments are however to be taken into account while assessing the fair value amount of the contribution.

We inform you that the Supervisory Board of the Company met three times during Fiscal Year 2005 in order to review the financial situation of the Group, its activities and the strategy being pursued. We also inform you that the Financial Accounts Committee met three times during Fiscal Year 2005 in order to review on behalf of, and in relation with, the Supervisory Board the financial reporting process and the audit thereof, and the internal control environment and the review thereof. The Financial Accounts Committee also reviewed the internal and external audit functions.

Finally, we inform you that you are requested to approve during this Shareholders’ Meeting the appointment of Mr Michel Corbière as new member of the Supervisory Board, for three (3) years term. This new member will be appointed as replacement to Mrs. Laurence Parisot since her term of office expires at the end of this meeting and Mrs. Laurence Parisot does not wish its renewal considering that she is destined to assume a new high position in another organization.

You are also requested to approve the renewal of the terms of office as members of the Supervisory Board of Mr James A. Rasulo and Dr Jens Odewald for a new term of three (3) years, i.e. until the close of the Annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2008.

Since the terms of office of PricewaterhouseCoopers Audit as Titular Statutory Auditor and Mr Xavier Aubry as Substitute Statutory Auditor expires at the close of this shareholders’ meeting, you are requested to approve the renewal of the term of office of PricewaterhouseCoopers Audit, and the appointment of Mr Etienne Boris in order to replace Mr Xavier Aubry, for a term of six (6) years.

In light of the foregoing, we recommend that you approve the resolutions presented to your shareholders’ meeting in connection with the approval of the accounts of the Company for Fiscal Year 2005, including the transactions recorded therein and the management of the Company by the Gérant that they reflect, and the proposed allocation of the results as well as the resolutions relating to the terms of office of the Board members and the Statutory Auditors.

Yours sincerely,

Chessy, November 22, 2005

For the Supervisory Board

Antoine Jeancourt-Galignani

Chairman of the Supervisory Board

Statutory Auditors’ General Report on Euro Disney S.C.A.

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors’ report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors’ assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PRICEWATERHOUSECOOPERS AUDIT 63, RUE DE VILLIERS 92200 NEUILLY-SUR-SEINE	CADERAS MARTIN 76, RUE DE MONCEAU 75008 PARIS

STATUTORY AUDITORS’ REPORT

ON THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2005

To the Shareholders

EURO DISNEY S.C.A.

Chessy

In compliance with the assignment entrusted to us by your Shareholders’ Annual General Meeting, we hereby report to you, for the year ended September 30, 2005, on:

•	The audit of the accompanying financial statements of Euro Disney S.C.A.;

•	The justification of our assessments;

•	The specific verifications and information required by law.

These financial statements have been approved by Euro Disney S.A.S., Gérant of Euro Disney S.C.A. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of Euro Disney S.C.A.’s financial position and its assets and liabilities as of September 30, 2005 and of the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

Without qualifying the opinion expressed above, we draw your attention on the impacts of the financial restructuring, the legal reorganisation and the contributions as described in notes 1.3 and 1.4.

2. Justification of our assessments

In accordance with the requirements of article L. 823-9 of the Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

A substantial part of the assets of your Company is composed of investments in subsidiaries that are evaluated as described in note 2. We have reviewed the methodology applied and the assumptions made by the Company and we have assessed the resulting evaluations.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Gérant, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we have verified that the management report contains the appropriate disclosures as to the identity of the principal shareholders, acquisitions of investments and controlling interests.

Neuilly-sur-Seine and Paris, November 15, 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT Jean-Christophe Georghiou	CADERAS MARTIN Antoine Gaubert

Financial Statements of Euro Disney S.C.A. for Fiscal Year 2005

BALANCE SHEETS

			SEPTEMBER
			2005		2004
(€ IN MILLIONS)	NOTES	GROSS	DEPRECIATION AND PROVISIONS	NET	NET
Fixed Assets
Intangible assets	3	0.4	(0.1)	0.3	52.1
Tangible assets	3
Land and secondary infrastructure		—	—	—	209.9
Buildings and attractions		—	—	—	527.4
Furniture, fixtures and equipment		—	—	—	39.0
Other		—	—	—	7.4
Construction in progress		—	—	—	20.9
Financial assets
Investments	4	603.7	—	603.7	308.9
Loans to subsidiaries	5	—	—	—	126.1
Other financial assets	6	—	—	—	936.6
		604.1	(0.1)	604.0	2,228.3
Other Assets
Inventories	7	—	—	—	35.7

Accounts receivable
Affiliated companies	8	30.1	—	30.1	71.1
Trade receivables	9	2.0	—	2.0	32.0
Other	10	4.1	—	4.1	35.0
Prepaid expenses		5.4	—	5.4	4.2

Short-term investments	11	—	—	—	71.7

Cash		—	—	—	4.1
		41.6	—	41.6	253.8
Deferred Charges	12	—	—	—	53.5
Total Assets		645.7	(0.1)	645.6	2,535.6

The accompanying footnotes are an integral part of these financial statements.

BALANCE SHEETS

		SEPTEMBER
(€ IN MILLIONS)	NOTES	2005	2004
Shareholders’ Equity	13
Share capital		39.0	10.8
Share premium		1,442.5	1,235.7
Legal reserve		16.9	16.9
Retained earnings, beginning of year		(87.6)	53.2
Current year net loss		(781.3)	(140.8)
Investment grant		—	0.4
Accelerated tax depreciation		—	0.3
		629.5	1,176.5
Provisions for Risks and Charges	14	0.4	68.3

Debt and Accounts Payable
Other borrowings	15	—	862.5
Payable to related companies	16	—	129.6
Accounts payable and accrued liabilities	17	5.2	124.7
Payroll and tax liabilities	17	4.6	76.9
Other accruals	17	—	36.2
		9.8	1,229.9
Deferred Revenues	18	5.9	60.9
Total Shareholders’ Equity and Liabilities		645.6	2,535.6

The accompanying footnotes are an integral part of these financial statements.

STATEMENTS OF INCOME

		FISCAL YEAR
(€ IN MILLIONS)	NOTES	2005	2004
Revenues
Sales and services		13.9	951.3
Change in work in progress inventory		—	—
Construction of fixed assets		—	25.8
Reversals of provisions and reserves and charges deferred		57.3	62.2
		71.2	1,039.3
Costs and Expenses
Merchandises, other purchases and changes in inventory		39.7	115.9
Services and other		20.2	514.3
Taxes		10.3	31.2
Wages		0.8	259.1
Employee benefits		0.4	101.0
Depreciation		0.1	56.3
Provisions		—	25.9
Other		0.1	62.1
		71.6	1,165.8
Loss before Financial Charges		(0.4)	(126.5)
Financial Income
Interest Income		0.2	57.9
Exchange gains		—	4.1
Short-term investment income		—	0.6
Other: Reversal of financial depreciation allowances		8.1	0.3
		8.3	62.9
Financial Expense
Interest Expense		8.2	61.9
Exchange losses		—	5.2
Amortisation and financial provisions		—	0.4
		8.2	67.5
Net Financial Income (Loss)		0.1	(4.6)
Loss before Exceptional and Income Taxes		(0.3)	(131.1)
Exceptional Loss, net	19	(780.8)	(12.4)
Income Tax Benefit (Expense)	20	(0.2)	2.6
Net Loss		(781.3)	(140.9)

The accompanying footnotes are an integral part of these financial statements.

1. DESCRIPTION OF THE BUSINESS AND THE FINANCIAL RESTRUCTURING

1.1 DESCRIPTION OF THE BUSINESS

Euro Disney S.C.A. (the “Company”) and its subsidiaries, commenced operations with the official opening of Disneyland Resort Paris on April 12, 1992 (“Opening Day”). The Company and EDL Hôtels S.C.A. operated Disneyland Resort Paris, which includes two Theme Parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France. In addition, the Company managed the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39.8% owned by an indirect, wholly-owned subsidiary of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A.S. (the Company’s Gérant), an indirect, wholly owned subsidiary of TWDC. The General Partner is EDL Participations S.A.S., also an indirect, wholly-owned subsidiary of TWDC.

Effective February 23, 2005, a legal reorganisation within the Company and its subsidiaries (the “Group”) transformed Euro Disney S.C.A. into a holding company. Substantially all the assets and liabilities of the Group were transferred to Euro Disney Associés S.C.A. (“EDA”), which became the primary operating company for the Group and an 82% owned subsidiary of the Company.

The Company is consolidated by TWDC, based in Burbank, USA.

1.2 DISNEYLAND RESORT PARIS FINANCING

The Group owns Walt Disney Studios Park, the Disneyland Hotel, the Davy Crockett Ranch, the golf course, the underlying land thereof and the land on which the five other hotels and the Disney Village entertainment centre are located and leases substantially all the remaining operating assets as follows:

Phase IA

In 1989, various agreements were signed between the Company and Euro Disneyland S.N.C. (the “Phase IA Financing Company”) for the development and financing of Disneyland Park. Pursuant to the original sale/leaseback agreement, all of the assets of Disneyland Park and the underlying land, as of Opening Day, were sold by the Company to the Phase IA Financing Company and simultaneously leased back to the Company. In 1994, the original lease structure was modified such that the Company’s rights under this lease were transferred to Euro Disney Associés S.N.C., an indirect, wholly-owned affiliate of TWDC, which in turn sub-leased those assets to the Company. In September 2004, Euro Disney Associés S.N.C. was legally transformed into a limited partnership (S.C.A.) and in February 2005, became an 82% owned subsidiary of the Company. As a result of this legal reorganisation, the sub-lease between the Company and EDA was terminated. EDA continues to lease these assets from the Phase IA Financing Company. The Group has no ownership interest in the Phase IA Financing Company.

Phase IB

In 1991, various agreements were signed for the development and financing of five hotels: Hotel New York, Newport Bay Club, Sequoia Lodge, Hotel Cheyenne and Hotel Santa Fe, and the Disney Village entertainment centre (collectively, the “Phase IB Facilities”). Pursuant to sale/leaseback agreements, the Phase IB Facilities were sold by the Company to six special purpose companies that were established for the financing of Phase IB (the “Phase IB Financing Companies”) and are being leased back to the operator, EDL Hôtels S.C.A. Pursuant to the Restructuring described below, EDL Hôtels S.C.A. is a wholly-owned subsidiary of EDA. The Group has no ownership interest in the Phase IB Financing Companies.

Hereafter, reference to the “Phase I S.N.C.s” includes the Phase IA Financing Company and the Phase IB Financing Companies.

Additional Capacity Disneyland Park Assets

In 1994, the Company entered into a sale/leaseback agreement with EDA for certain Disneyland Park assets, which were constructed subsequent to Opening Day. Pursuant to this agreement, these assets were sold by the Company and the Phase IA Financing Company to EDA and were leased back to the Company. In February 2005, EDA became an 82% subsidiary of the Company and as a result this lease was terminated. Therefore, these previously leased assets are now owned and operated by the Group.

Newport Bay Club Convention Centre

In 1996, various agreements were signed with Centre de Congrès Newport S.A.S., an indirect, wholly-owned affiliate of TWDC for the development and financing of a second convention centre located adjacent to the Newport Bay Club hotel. Pursuant to sale/leaseback agreements, the assets of the Newport Bay Club Convention Centre were sold by EDL Hôtels S.C.A. to Centre de Congrès Newport S.A.S. and are leased back to the operator, EDL Hôtels S.C.A.

Hereafter, reference to the “Financing Companies” includes the Phase IA Financing Company, the Phase IB Financing Companies and Centre de Congrès Newport S.A.S.

1.3 LEGAL AND FINANCIAL RESTRUCTURING

In September 2004, the Company, acting on behalf of the Group, reached final agreement with its lenders and TWDC on a comprehensive restructuring of the Group’s financial situation (the “Restructuring”). The Restructuring was finalised on February 23, 2005 upon completion of all required conditions of the agreement.

The principal features of the Restructuring regarding the Group were the following:

•	A share capital increase with gross proceeds of €253.3 million, before deduction of equity issuance costs. The Company issued 2.8 billion new shares at a price of €0.09 each (see Note 13).

•	A new €150 million credit line made available by TWDC to replace the expired €167.7 million credit line. In addition, TWDC forgave €10 million of the expired credit line and converted €110 million of the remaining balance to subordinated long-term debt.

•	Deferral of the Group’s debt service obligations partially on an unconditional basis and partially on a conditional basis (depending on the Company’s financial performance), and elimination of the obligation to maintain debt security deposits (the existing €100.6 million debt security deposit was used to prepay debt), in exchange for which the Company will pay increased interest rates on some of its debt.

•	Deferrals of a portion of the management fees and royalties payable to affiliates of TWDC over the coming years, partially on an unconditional basis (total €125 million) and partially on a conditional basis (up to €200 million), with the conditional portion depending on the Company’s financial performance.

•	Avoidance of lease-related payments in the amount of €292.1 million, (plus €16 million of interest that would have been payable) to EDA, to exercise the Company’s lease option to maintain its rights to the Disneyland Park and certain of its key attractions (which were previously leased from EDA), by instead acquiring 82% of the share capital of EDA in exchange for the contribution of substantially all of the Company’s assets and liabilities (TWDC subsidiaries hold the remaining 18% of EDA) (see Note 4).

•	Bank authorisation to implement a €240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

The Restructuring’s effect on the Group’s balance sheet was to increase cash and shareholders’ equity as a result of the share capital increase. Prospectively, the Group’s statement of income will be affected by the interest impact of debt and royalties and management fees deferrals and increased cash, as well as a larger minority interest. In addition, minority interest increased to reflect the retained ownership in EDA by indirect, wholly-owned TWDC subsidiaries after the contribution of most of the Company’s assets and liabilities. The Restructuring’s effect on the Company’s financial statements are described below.

1.4 CHANGE IN GROUP STRUCTURE

Overview

The legal reorganisation mentioned above consisted of the contribution of substantially all of the Company’s assets, liabilities and off-balance sheet commitments (the “Contribution”) to EDA in return for an 82% controlling equity interest (TWDC holds the remainder). This contribution had a significant impact on the unconsolidated Company financial statements, which reflects a non-cash exceptional loss of €778.1 million in fiscal year 2005 related to the Contribution. This exceptional loss represents the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the investment in EDA, per the contribution agreement signed on September 30, 2004. The loss results primarily from off-balance sheet lease commitments that under statutory accounting principles are not recorded in the Company’s financial statements, but due to the transfer of the ownership must be taken into account in the valuation of the fair value of the contribution. Since the legal restructuring transaction, the Company has become a holding whose principal asset is its investment in EDA (see Notes 4 and 13).

Description of the Contribution

Pursuant to a contribution agreement (the “Contribution Agreement”), the Company contributed to EDA substantially all of its assets and liabilities, with the exception of the following assets and liabilities.

Assets not contributed:

(i)	the shares held by the Company in Euro Disney Commandité S.A.S., a wholly owned subsidiary of the Company; and

(ii)	an amount of €45 million retained from the proceeds of the share capital increase completed in February 2005 (see Note 13) which will be used to cover underwriting fees and other costs of the share capital increase (€18.3 million) and its recurring operating costs on a long-term basis as a holding company.

Liabilities not contributed:

(i)	the costs relating to the Share Capital Increase;

(ii)	the liabilities attached to the employment contracts of employees who were not transferred to EDA; and

(iii)	the Company’s obligations in connection with the stock options granted by the Company.

The contributed assets included those recorded in the Company’s financial statements as of September 30, 2004 less any assets transferred or destroyed between that date and February 23, 2005, the effective date of the Contribution, plus any assets acquired by the Company during that same period. In addition, the assets contributed included the cash corresponding to the part of the net proceeds of the share capital increase contributed by the Company, (i.e. €208.3 million, which equals the gross proceeds of the share capital increase less €45 million as described above).

The liabilities transferred to EDA included those existing as of September 30, 2004 (whether on or off the Company’s balance sheet), less the liabilities discharged during the period between October 1, 2004 and February 23, 2005, the effective date of the Contribution, plus any new liability accruing during that same period, including all off-balance sheet commitments of the Company.

The following off-balance sheet commitments were included in calculating the fair value of the Contribution, which in accordance with statutory accounting rules were not recorded in the financial statements of the Company:

(i)	a liability equal to the value of the obligations resulting from the Disneyland Park Lease and the Disneyland Park Sub-lease for a net amount of €810.3 million as at September 30, 2004, and

(ii)	a liability of €8.6 million as at October 1, 2004 relating to employee retirement indemnities.

Legal Requirements of the Contribution

The Contribution was governed by the provisions of Articles L. 236-16 to L. 236-21 of the French Commercial Code (the legal regime governing demergers (scissions)) in accordance with the rights granted by Article L. 236-22. Furthermore, in accordance with Article L. 236-21 of the French Commercial Code, the Company and EDA agreed to exclude all joint and several liability (solidarité) in connection with the Contribution. Therefore EDA, as a result of the Contribution, has been substituted in all the rights and obligations of the Company relating to the Contributed Business and has assumed the liabilities included in the Contribution.

Contribution Auditors and Expert Review and Reporting on the Contribution

The purpose of the review by the contribution auditors (commissaires à la scission), appointed by the the president of the Commercial Court of Meaux, was twofold:

•	to express an opinion on the fairness of the consideration for the Contribution; and

•	to express an opinion on the fact that the value of the Contribution had not been over-estimated.

Furthermore, an independent expert was appointed by the Company to prepare a report as to the fairness of the consideration for the Contribution.

These several documents as well as the Gérant’s special report on this operation were presented at the EDA’s shareholders’ general meeting of the Company, which took place as of December 17, 2004. The Contribution was authorised in accordance with the resolution number 14 but was subject to satisfaction of certain conditions precedent. These conditions were fulfilled as of February 23, 2005, share capital increase completion date.

Consideration for the Contribution

The consideration for the Contribution was determined on the basis of the relative fair market value of the Contribution compared to that of EDA, determined in accordance with the generally accepted valuation methods.

So, in consideration for the Contribution, EDA issued to the Company 3,340,675,390 new shares each of a nominal value of €0.15 fully paid-up. The table below presents the consequences of the Contribution on the shareholding structure of EDA.

	PRIOR TO CONTRIBUTION			AFTER CONTRIBUTION (1)
SHAREHOLDERS	NUMBER OF SHARES	% IN THE CAPITAL	% OF VOTING RIGHTS	NUMBER OF SHARES	% IN THE CAPITAL	% OF VOTING RIGHTS
Euro Disney S.C.A.	0	—	—	3,340,675,390	82	82
Euro Disney Investments S.A.S.	366,659,492	50	50	366,659,494	9	9
EDL Corporation S.A.S.	366,659,493	50	50	366,659,487	9	9
Members of the Supervisory Board	3	—	—	7	—	—
Total	733,318,988	100	100	4,073,994,378	100	100

(1)	As of September 30, 2005.

Accounting for the Contribution by the Company

The Contribution were valued at €603.5 million including a share premium of €102.4 million. The effect of the accounting for the Contribution by the Company was given in the Company’s financial results as of October 1, 2004.

In the financial statements of the Company, the balance sheet was adjusted to reflect the transfer of the contributed assets and liabilities to EDA and the resulting investment in EDA. The difference between (i) the net book value of the Contribution (i.e., €1,375.0 million) less the amount of the write-off on non-transferable assets (i.e., €3.3 million) and (ii) the Net Accounting Fair Value of the Contributions (i.e., €603.5 million), was recorded as a non-cash exceptional loss of €778.1 million in the Company’s income statement (see Note 19).

The exceptional loss recorded by the Company in fiscal year 2005 was determined as follows:

(€ IN MILLIONS)
Net Accounting Fair Value of the Contribution		603.5
Less: Net book value of Contributed Business:
Net asset book value of Contribution as of September 30, 2004	1,176.6
+ Net Share Capital Increase proceeds transferred	208.3
- Net assets retained by the Company and Other	(6.6)

Net book value of Contributed Business		(1,378.3)
Write off of non transferable assets		(3.3)
Exceptional Loss on Contribution		(778.1)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company’s financial statements are prepared in conformity with French accounting principles and regulations in accordance with the Plan Comptable 1999. The Company prepares consolidated financial statements in accordance with the Règlements n°99-02 of the Comité de la Réglementation Comptable (CRC – French Regulatory Board).

Due to the Restructuring described in Note 1, the fiscal year 2005 and 2004 financial statements are not comparable.

Revenue Recognition

During the previous fiscal years, before the Restructuring, the Company had revenue recognition policies for its operating activities, which were appropriate to the circumstances of each business or revenue flow.

The Company recorded revenues for the resort activities as the related service was provided to guests. In the real estate development activities, revenue was recognised on land sales upon closing of each transaction, while revenues related to service contracts and ground leases were recognized when the service was rendered. In addition, the resort activities included revenues associated with long-term sponsorship contracts, which were recognised pro-rata over the term of the contracts.

During fiscal year 2005, the company recorded revenues for its holding activity in conformity with French accounting principles. In addition, for fiscal year 2005, the Company recorded transferts de charges to reflect the impact of the Contribution for the inventory and Restructuring costs transferred to EDA in accordance with French accounting principles.

Fixed Assets

During the previous fiscal years, before the Restructuring, intangible assets consisted of software costs, licensee rights and film production costs for Theme Park attractions and were carried at cost. Amortisation was computed on the straight-line method over periods ranging from two to twenty years.

Tangible assets were carried at cost. Depreciation was computed on the straight-line method based upon estimated useful lives, as follows:

Estimated useful lives
Intangible assets	2 to 20 years
Secondary infrastructure	40 years
Buildings and attractions	10 to 40 years
Furniture, fixtures and equipment	2 to 25 years

Interest costs incurred for the construction of fixed assets and the acquisition and development of land were capitalised using the weighted average interest rate on the Company’s borrowings. Projects under development were capitalised at the point technical and economic feasibility had been established.

The costs of major fixed asset renovations are accrued in advance on a straight-line basis as operating expense during the period between planned renovations.

Investments in subsidiaries

Investments in subsidiaries are stated at the lower of cost or useful value. Useful value for any subsidiary (combined with its own subsidiaries) is evaluated by using various criteria, including:

•	shareholders’ equity,

•	deferred income tax position,

•	expected profitability, based on future cash-flows,

•	evaluation of assets owned or lease agreements.

Inventories

During the previous fiscal years, before the Restructuring, inventories were stated at the lower of cost or market value, with cost determined on a weighted-average cost basis.

Debt Issue Costs

During the previous fiscal years, before the Restructuring, costs of the issuance of debt were capitalised and amortised on a straight-line basis over the life of the related debt. Upon repurchase and/or retirement of debt, a pro rata amount of the unamortised issue costs was expensed and included as part of the gain or loss resulting from the transaction. Costs of renegotiating or modifying existing loans are recorded as exceptional expense as incurred.

Pension and Retirement Benefits

During the previous fiscal years, before the Restructuring, contributions to state funded retirement plans and the Company’s supplemental defined contribution pension plan were expensed as incurred and no future commitments existed with respect to these plans. Retirement indemnities paid under the Company’s collective bargaining agreement were expensed as paid.

Foreign Currency Transactions

Transactions denominated in foreign currencies are recorded in euros at the exchange rate prevailing at the month-end prior to the transaction date. Assets and liabilities denominated in foreign currencies are stated at their equivalent value in euros at the exchange rate prevailing as of the balance sheet date. Net exchange gains or losses resulting from the translation of assets and liabilities in foreign currencies at the balance sheet date are disclosed as “Other receivables” or “Other payables”. Provision is made for all unrealised exchange losses to the extent not hedged.

3. INTANGIBLE AND TANGIBLE ASSETS

		FISCAL YEAR 2005
(€ IN MILLIONS)	SEPTEMBER 2004	ADDITIONS	DEDUCTIONS	TRANSFERS ADJUSTMENTS	SEPTEMBER 2005
Intangible	92.2	—	—	(91.8)	0.4
Land and secondary infrastructure	246.3	—	—	(246.3)	—
Buildings and attractions	675.2	—	—	(675.2)	—
Furniture, fixtures and equipment	153.7	—	—	(153.7)	—
Other	51.7	—	—	(51.7)	—
Construction in progress	21.4	—	—	(21.4)	—
Subtotal	1,240.5	—	—	(1,240.1)	0.4
Accumulated depreciation and provision	(383.8)	—	—	383.7	(0.1)
	856.7	—	—	(856.4)	0.3

As a result of the Restructuring, substantially all the tangible and intangible assets were contributed to EDA. In fiscal years 2005 and 2004, there was no interest capitalised on assets under construction.

4. INVESTMENTS

As of September 2004 and 2005, the Company holds direct investments in the following entities:

	SEPTEMBER 2005		SEPTEMBER 2004
(€ IN MILLIONS)	INVESTMENT	% OF OWNERSHIP	INVESTMENT	% OF OWNERSHIP
EDA	603.6	82.0	n/a	n/a
EDL Hôtels S.C.A.	—	0.0	308.1	99.9
EDL Hôtels Participations S.A.S.	—	0.0	0.1	100.0
Euro Disney Vacances S.A.S.	—	0.0	0.1	100.0
Euro Disney Commandité S.A.S.	0.1	100.0	0.1	100.0
ED Resort Services S.A.S.	—	0.0	0.1	100.0
Val d’Europe Promotion S.A.S.	—	0.0	0.1	100.0
ED Spectacles S.A.R.L.	—	0.0	0.1	80.0
EDL Services S.A.S.	—	0.0	0.1	100.0
S.E.T.E.M.O. Imagineering S.A.R.L.	—	0.0	NS	100.0
Débit de Tabac S.N.C.	—	0.0	NS	40.0
ED Finances 1 S.N.C.	—	0.0	NS	50.0
ED Finances 2 S.N.C.	—	0.0	NS	50.0
ED Finances 3 S.N.C.	—	0.0	NS	50.0
ED Finances 4 S.N.C.	—	0.0	NS	50.0
Convergence Achats S.A.R.L.	—	0.0	NS	50.0
	603.7		308.8

Pursuant to the Restructuring, all the investments held by the Company as of September 30, 2004 have been transferred to EDA, except Euro Disney Commandité S.A.S, one of the general partners of EDA.

At September 30, 2005, no guarantees or collateral were granted by the Company to its subsidiaries. During fiscal year 2005, no dividends were received from these subsidiaries.

Additional information related to the subsidiaries of the Company at and for the year ended September 30, 2005, is as follows:

(€ IN MILLIONS)	CAPITAL	SHAREHOLDERS EQUITY	REVENUES	NET LOSS	OUTSTANDING LOANS AND ADVANCES GRANTED BY THE COMPANY
EDA	611.1	635.2	1,002.2	(94.8)	30.1
Euro Disney Commandité S.A.S.	0.09	0.09	—	n/s	—

5. LOANS TO SUBSIDIARIES

As of September 30, 2004, loans to subsidiaries consisted exclusively of a subordinated loan to EDL Hôtels S.C.A. pursuant to the Phase IB financing agreements. Pursuant to the Restructuring and the legal reorganisation, this loan was transferred to EDA.

6. OTHER FINANCIAL ASSETS

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
Phase IA Financing Company loan receivable (Note 1-2)	—	834.0
Other (a)	—	102.6
	—	936.6

(a) Other

As of September 30, 2004, other consisted primarily of €100.6 million long-term bank guarantee deposits. In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Company was required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt pursuant to the financing agreements has been paid and other obligations by both the lenders and the Company and EDL Hôtels S.C.A. have been satisfied. Pursuant to the Restructuring, the security deposit have been applied to outstanding debt principal of the Company’s senior debt, and the Company is no longer be required to maintain these debt security deposits. For additional information on the Restructuring, see Note 1-3.

7. INVENTORIES

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
Merchandise, food and beverage	—	24.3
Supplies	—	15.3
	—	39.6
Allowance	—	(3.9)
	—	35.7

Inventories were transferred to EDA effective October 1, 2004 in conjunction with the Restructuring.

8. ACCOUNTS RECEIVABLE FROM AFFILIATED COMPANIES

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
EDA	30.1	—
Euro Disney Vacances S.A.S.	—	7.6
EDL Hôtels S.C.A.	—	63.1
Les Villages Nature de Val d’Europe S.A.R.L.	—	0.4
	30.1	71.1

The receivable from EDA relates primarily to a cash advance.

9. TRADE ACCOUNTS RECEIVABLE

As of September 30, 2004, trade accounts receivable were due primarily from tour operators and travel agents (arising from sales of Theme Park entrance tickets, hotel and meeting rooms and their amenities) as well as billings for participant fees. As of September 30, 2004, the reserve for potentially uncollectible accounts was €1.8 million. Trade receivables included long-term receivables amounted to €1.1 million as of September 30, 2004.

As of September 30, 2005, trade accounts receivable are due from participants within one year.

10. OTHER ACCOUNTS RECEIVABLE

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
VAT	0.4	26.3
Other	3.7	8.7
	4.1	35.0

Other includes advance payments to vendors and miscellaneous non-trade receivables, due within one year.

11. SHORT-TERM INVESTMENTS

Short-term investments consisted primarily of cash equivalents such as money market instruments and certificates of deposit, carried at cost, which approximated market value at September 30, 2004.

12. DEFERRED CHARGES

(€ IN MILLIONS)	SEPTEMBER 2004	ADDITIONS	REVERSALS	TRANSFER	SEPTEMBER 2005
Financial contributions to public infrastructure (a)	47.7	—	—	(47.7)	—
Other (b)	5.8	—	(3.1)	(2.7)	—
	53.5	—	(3.1)	(50.4)	—

(a)   Financial contributions to public infrastructure

As of September 30, 2004, financial contributions to public infrastructure consisted primarily of a payment of €34.3 million made by the Company to the S.N.C.F. (Société Nationale des Chemins de Fer Français), the French national railway company, as part of its financial commitment to the construction of the T.G.V. (high speed train) railway station located within Disneyland Resort Paris. This contribution was amortised over a period of twenty years (beginning on the opening of the T.G.V. station in 1994). Remaining amounts related to various financial contributions paid or payable by the Company for to the construction of primary infrastructure, such as roadways and water, gas and electricity distribution systems. These amounts were amortised over a period of twenty years. Contributions to public infrastructure were stated net of accumulated amortisation of €37.6 million at September 30, 2004.

(b)   Other

As of September 30, 2004, other represented debt issuance costs in an amount of €3.1 million that were amortised to interest expense over the term of the related loan and deferred equity issuance costs to be offset against the share premium generated by the coming proceeds of the share capital increase contemplated in the Restructuring (See Note 1-3). As a result of the Restructuring, debt issuance costs have been written off.

13. SHAREHOLDERS’ EQUITY

		€ IN MILLIONS
	NUMBER OF SHARES	SHARE CAPITAL	SHARE PREMIUM	RETAINED EARNINGS
	(IN THOUSANDS)
Balance at September 30, 2003	1,055,938	802.5	291.4	70.1
Reduction of nominal value per share	—	(792.0)	792.0	—
Conversion of ORAs and warrants	26,742	0.3	152.3	—
Net loss	—	—	—	(140.8)
Balance at September 30, 2004	1,082,680	10.8	1,235.7	(70.7)
Proceeds from Equity Rights Offering, net of €18.3 million in underwriting and issuance costs (See Note 1-3)	2,814,969	28.2	206.8
Net loss Fiscal Year 2005				(781.3)
Balance at September 30, 2005	3,897,649	39.0	1,442.5	(852.0)

Number of shares

The number of shares above represents the Company’s issued, outstanding and fully paid shares, at the respective dates.

Share capital and share premium

In accordance with Resolution 7 of the Combined General shareholder’s Meeting held on March 25, 2004, the Company’s share capital was decreased in an amount of €792 million by reducing from €0.76 to €0.01 the nominal value of the shares existing on the effective date of July 9, 2004.

The Company issued 26,725,580 new shares upon the maturity and conversion of the ORAs on July 11, 2004 and 16,988 new shares upon exercise of 47,826 warrants.

In connection with the Restructuring, the Company completed an equity rights offering in February 2005, which resulted in the issuance of 2.8 billion new shares at a price of €0.09 each generating gross proceeds of €253.3 million.

Retained earnings / (deficits)

As of September 30, 2004 and 2005, the Company’s retained earnings include a legal reserve of €16.9 million, which is not available for distribution.

Warrants

As part of the 1994 financial restructuring, the Company issued 290 million warrants, enabling the holders of such warrants to subscribe for 1.069 shares of the Company’s common stock at a price of €6.10 for every three warrants held. The warrants had a term of ten years and expired in July 2004.

14. PROVISIONS FOR RISKS AND CHARGES

(€ IN MILLIONS)	SEPTEMBER 2004	TRANSFER	ADDITIONS	REVERSALS	SEPTEMBER 2005
Provisions for major fixed asset renovations (a)	57.9	(57.9)	—	—	—
Other provisions (b)	10.4	(9.9)	0.1	(0.2)	0.4
	68.3	(67.8)	0.1	(0.2)	0.4

(a)	Provision for major fixed asset renovations

In conjunction with the Restructuring, this provision has been fully contributed to EDA.

(b)	Other provisions

At September 30, 2004, provisions for risks and charges primarily included provisions for various charges, claims and litigation. There were no individually material additions during the year and substantially all provisions were transferred to EDA in conjunction with the Restructuring.

15. BORROWINGS

	SEPTEMBER
(€ IN MILLIONS)	2005	2004	VARIANCE
CDC Senior Loans	—	40.6	(40.6)
CDC Subordinated Loans	—	509.4	(509.4)
Credit Facility – Phase IA	—	105.4	(105.4)
TWDC Lines of Credit	—	125.0	(125.0)
Sub-Total	—	780.4	(780.4)
Accrued Interest	—	82.1	(82.1)
Total Borrowings	—	862.5	(862.5)

In conjunction with the Restructuring, these borrowings have been fully contributed to EDA. See Note 1-2 for a description of the financing of the resort.

16. PAYABLE TO RELATED COMPANIES

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
EDA (a)	—	40.0
The Walt Disney Company (Netherlands) B.V. (b)	—	46.9
Euro Disney S.A.S. (c)	—	23.4
Val d’Europe Promotion S.A.S. (d)	—	17.1
Other	—	2.2
	—	129.6

Pursuant to the Restructuring, these payable have been fully contributed to EDA.

(a)	EDA

As of September 30, 2004, these amounts represented payables due to EDA pursuant to Disneyland Park lease and sub-lease.

(b)	The Walt Disney Company (Netherlands) B.V.

During previous fiscal years and before the Restructuring, the Company paid royalties to The Walt Disney Company (Netherlands) B.V., a wholly-owned indirect subsidiary to TWDC, under a license agreement that granted the Company the right to use any present or intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.

(c)	Euro Disney S.A.S.

These amounts represented costs incurred by Euro Disney S.A.S., the management company, on behalf of the Company and its subsidiaries for construction projects, services rendered, management fees and other operating costs. They were calculated upon the net consolidated revenues of the Group. Pursuant to the Restructuring, management fees, for services described above, are now recorded in EDA’s financial statements.

(d)	Val d’Europe Promotion S.A.S.

This amount represents cash transferred from Val d’Europe Promotion S.A.S. to the Company under the terms of the cash pooling agreement.

17. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	SEPTEMBER
(€ IN MILLIONS)	2005	2004
Suppliers	5.2	124.7
Payroll and employee benefits	0.3	61.5
Business tax and other taxes	2.1	9.1
VAT	2.2	6.3
Other	—	36.2
	9.8	237.8

Amounts as of September 30, 2005 are payable within one year.

18. DEFERRED REVENUES

Deferred revenues consist of participant revenues that are being recognised as income straight-line over the term of the related contract.

19. EXCEPTIONAL INCOME (LOSS)

	YEAR ENDED SEPTEMBER
(€ IN MILLIONS)	2005	2004
Restructuring Costs (a)	—	(12.6)
Exceptional loss on contribution to EDA (b)	(778.1)	—
Debt issue costs (Note 12)	(3.1)	—
Movements in provisions for risks and asset valuation reserves, net	—	(1.4)
Other	0.4	1.6
	(780.8)	(12.4)

(a)	Costs of the Restructuring

During fiscal year 2004, the Company incurred €12.6 million of costs related to the negotiation of the Restructuring including primarily fees and expenses paid to our lenders and other third parties in connection with the negotiations of the Restructuring. In fiscal year 2005, Restructuring costs related to debt have not been bore by the Company.

(b)	Exceptional loss on contribution

As discussed in Note 1-4, the Company implemented a legal restructuring which became effective on February 23, 2005 and was recorded in the Company’s financial statements as of October 1, 2004 (first day of fiscal year 2005). The legal restructuring consisted of the Company contributing substantially all of its assets, liabilities and off-balance sheet commitments to EDA in return for an 82% controlling equity interest (TWDC holds the remainder). The Company recorded a €778.1 million non-cash exceptional loss on its contribution to EDA, which represented the difference between the net book value of the assets and liabilities transferred to EDA and the fair value of the equity interest in EDA received by the Company. This loss reflects many factors, including primarily the off-balance sheet obligations, which in accordance with statutory accounting rules were not included in the balance sheet of the Company, but were reflected in the fair value of the contribution. The table below lists the factors generating the exceptional loss:

(€ IN MILLIONS)
Off-balance sheet lease and sub-lease obligations relating to the Disneyland Park	(810.3)
Off-balance sheet retirement indemnity obligation	(8.6)
Goodwill	40.8
Exceptional loss on Contribution to EDA	(778.1)

20. INCOME TAXES

The Company elected to file a consolidated tax return, which includes all subsidiaries in which the Company has at least a 95% direct or indirect ownership (the “Tax Group”). In fiscal 1994 a tax sharing agreement between the Group was implemented. In accordance with this agreement:

a)	the taxable profits and losses of entities within the Tax Group are offset;

b)	the tax expense related to entities within the Tax Group reporting taxable profits is recovered by the Company from the related entity.

Accordingly, the Company recorded a tax credit of €2.6 million for fiscal year 2004.

Income tax expense is calculated using the statutory tax rate in effect as of the balance sheet date. For fiscal years 2005 and 2004, this rate was 34.9% and 35.4%, respectively. During fiscal year 2004, no income tax was payable as no taxable income was generated by the Group. Accordingly, the Company’s effective tax rate for this period was 0%.

Due to the legal restructuring implemented in conjunction with the Restructuring, the Group is not eligible for filing a consolidated tax return for fiscal year 2005. During fiscal year 2005, no income tax was payable as no taxable income was generated by the Company. The Company’s unused tax loss carry-forwards approximate €21.1 million at September 30, 2005, and are available to be carried forward indefinitely to offset the tax effect of future income.

21. STOCK OPTIONS

The Company’s shareholders have approved the implementation of four different stock option plans since 1994 authorising the issuance of stock options for acquisition of the Company’s outstanding common stock at a market exercise price calculated as the average closing market price over the preceding 20 trading days preceding a stock option grant. The options are valid for a maximum of 10 years from their issuance date and become exercisable over a minimum of 4 years in equal instalments beginning one year from the date of grant. Upon termination of employment, any unvested options are cancelled after a specified period of time.

A summary of the Company’s stock option activity for the years ended September 30, 2005 and 2004, is as follows:

	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
	(IN THOUSANDS)	(IN €)
Balance at September 30, 2003	29,310	1.02
Options granted	—	—
Options exercised	—	—
Options cancelled	(2,761)	0.99
Balance at September 30, 2004	26,549	1.03
Options granted	52,566	0.13
Options exercised	—	—
Options cancelled	(7,673)	(1.13)
Options granted - dilution adjustment (1)	26,791	0.39
Balance at September 30, 2005	98,233	0.26

(1)	Options granted to compensate for the dilutive effect of the share capital increase as stipulated in the stock option plans.

The following table summarises information about stock options at September 30, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED- AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED- AVERAGE EXERCISE PRICE	NUMBER OF SHARES	WEIGHTED- AVERAGE EXERCISE PRICE
	(IN THOUSANDS)	(IN YEARS)		(IN THOUSANDS)

€0.13 – 0.40	76,630	6.6	€0.20	21,548	€0.34
€0.40 – 0.80	21,354	3.9	€0.48	15,278	€0.49
€0.80 – 0.84	249	0.4	€0.84	249	€0.84
	98,233	6.0	€0.26	37,075	€0.41

22. LEASE CONTRACTS AND COMMITMENTS

As a result of the Restructuring, all the Company’s lease agreements and other off-balance sheet commitments have been transferred to EDA.

23. EMPLOYEES

The weighted-average number of employees employed by the Company, after the impact of the Restructuring in fiscal year 2005, is:

	SEPTEMBER
	2005	2004
Cadres	11	2,305
Non-cadres	—	9,777
	11	12,082

Total employee costs for the years ended September 30, 2005 and 2004 are €1.2 million and €360.1 million respectively.

All employees participate in state funded pension plans in accordance with French laws and regulations. Certain employees also participate in a supplemental defined contribution plan. Contributions to all plans are based on gross wages and are shared between the employees and the Group. Contributions paid by the Group are expensed as incurred.

24. DIRECTORS’ FEES

During the years ended September 30, 2005 and 2004, fees paid to members of the Company’s Supervisory Board are €121,948 and €106,755 respectively. TWDC employees are not paid for serving on the Company’s Supervisory Board.

Supervisory Board Special Report on Related-Party Transactions

Ladies and Gentlemen,

Your Supervisory Board, pursuant to Part II of the French Commercial Code (“code de commerce”) and Article 6.3 (b) of the By-laws of your Company, is required to present to the Annual General Meeting a special report on related-party transactions governed by Article L. 226-10 of said Code.

We inform you that, during the fiscal year ended September 30, 2005 and pursuant to said Article L.226-10, the Gérant of your Company submitted to your Supervisory Board, which authorised them during in the course of its meeting held on November 8, 2004, the following transactions:

•	With respect to the legal and financial restructuring of the Euro Disney group which was completed on February 23, 2005, pursuant to the Memorandum of Agreement entered into between your Company, The Walt Disney Company (“TWDC”) and the lenders of the group (“MOA”) and in accordance with the terms of the contribution agreement (the “Contribution Agreement”) pursuant to which your Company contributed substantially all its assets and liabilities to its subsidiary Euro Disney Associés S.C.A. (“EDA”):

1.	An agreement for the deferral of management fees as contemplated in the MOA;

2.	An agreement for the deferral of royalties as contemplated in the MOA;

3.	An agreement for the transfer by your Company to the benefit of EDA of the License Agreement relating to existing or future intellectual property rights of TWDC incorporated in the attractions and facilities created by TWDC and at the disposal of your Company;

4.	A sub-license agreement granted by EDA to your Company in order for it to continue using the Euro Disney name and performing certain agreements that were not transferred to EDA in accordance with the Contribution Agreement;

5.	An agreement for the transfer of the 1989 Development Services Agreement from your Company to EDA;

6.	An amendment to the 1994 standby facility modifying the provisions of the Memorandum of Agreement regarding the treatment of amounts outstanding under this line of credit;

7.	An amendment relating to the restatement of the 1994 Common Agreement in accordance with the MOA, containing certain undertakings from your Company towards EDA in relation to cash amounts made available by your Company to EDA out of the proceeds received by your Company from the equity rights offering;

8.	An administrative assistance services agreement whereby your Company will provide certain services to EDA through central management functions and individuals retained at your Company’s level;

9.	An agreement between your Company and EDA relating to the contracts that were not transferred to EDA under the terms of the Contribution Agreement.

•	With respect to the business of the Company: the agreement between your Company and Euro Disneyland Imagineering S.A.R.L. (“EDLI”) whereby EDLI will act as “maître d’oeuvre” and supervise on behalf of your Company the construction of the various attractions included in your Company’s growth plan for FY’05 to FY’09.

After examining all the documents submitted to your Supervisory Board by the Gérant, your Supervisory Board reports that, other than the aforementioned agreements and the agreements entered into by the Company and which were approved by you in previous years and remained in full force and effect during the fiscal year ended September 30, 2005, there were no other transactions governed by Article L. 226-10 of the Commercial Code made during this fiscal year.

Yours sincerely,

Chessy, November 22, 2005

For the Supervisory Board

Antoine Jeancourt-Galignani

Chairman of the Supervisory Board

Statutory Auditors’ Special Report on Related-Party Transactions

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
63, RUE DE VILLIERS	76, RUE DE MONCEAU
92200 NEUILLY-SUR-SEINE	75017 PARIS

STATUTORY AUDITORS’ SPECIAL REPORT

ON RELATED-PARTY AGREEMENTS

For the year ended September 30, 2005

To the Shareholders

EURO DISNEY S.C.A.

Chessy

As Statutory Auditors of your Company, we hereby present our report on related-part agreements.

RELATED-PARTY AGREEMENTS AUTHORISED IN THE YEAR

In application of article L. 226-10 of the French Code of Commerce, we have been advised of the following related party agreements authorised by your Supervisory Board during fiscal year 2005.

Our responsibility does not include identifying other undisclosed agreements. We are required to report to you, on the basis of the information provided, about the main features and terms of agreements that have been disclosed to us, without commenting on their relevance or substance. Under the provisions of Article 92 of the decree of March 23, 1967, it is your responsibility to determine whether the agreements are appropriate and should be approved.

We conducted our review in accordance with professional standards applicable in France. Those standards require that we carry out the necessary procedures to verify the consistency of the information disclosed to us with its source.

Agreements between your Company and Euro Disney Associés S.C.A., a 82% subsidiary of your company.

With respect to the legal and financial restructuring of the Euro Disney group and in accordance with the terms of the contribution agreement (the “Contribution Agreement”) pursuant to which your Company contributed substantially all its assets and liabilities to Euro Disney Associés S.C.A. (“EDA”) in exchange for a 82% interest in that company, during its meeting of November 8, 2004 your Supervisory Board authorised the conclusion of the following agreements:

1.	A sub-license agreement granted by EDA to your Company in order for it to continue using the Euro Disney name and performing the agreements that were not transferred to EDA in accordance with the Contribution Agreement;

2.	An agreement between your Company and EDA relating to the contracts that were not transferred to EDA under the terms of the Contribution Agreement in order to ensure that Euro Disney S.C.A. and EDA are in the same economic positions as if contracts had been transferred;

3.	An amendment relating to the restatement of the 1994 Common Agreement in accordance with the Memorandum of Agreement (“MOA”), containing certain undertakings from your Company towards EDA in relation to cash amounts made available by your Company to EDA out of the proceeds received by your Company from the equity rights offering;

4.	An administrative assistance services agreement whereby your Company will provide certain services to EDA through central management functions and individuals retained at your Company’s level for a fee of €3 million, that can be revised on an annual basis. During fiscal year 2005, this amount was contractually set to €2 million and is in line with the amount recorded in your Company’s financial statements as of September 30, 2005;

During its meeting of November 8, 2004, your Supervisory Board has authorised the conclusion of the following contracts transferred to EDA pursuant to the contribution:

1.	Amendment related to the unconditional and conditional deferrals of management fees as provided for in the MOA;

2.	Amendment related to the unconditional and conditional deferrals of royalties as provided for in the MOA;

3.	Amendment related to the transfer by your Company for the benefit of EDA of the License Agreement signed with TWDC Netherlands BV relating to existing or future intellectual property rights of TWDC incorporated in the attractions and facilities created by TWDC and at the disposal of your Company;

4.	Amendment related to the transfer of the Development Services Agreement of February 28, 1989 from your Company to EDA;

5.	Amendment of the agreement relating to the 1994 line of credit as provided for in the MOA for the treatment of the outstanding amounts;

6.	The agreement between your Company and Euro Disneyland Imagineering S.A.R.L. (“EDLI”) whereby EDLI will act as “maître d’oeuvre” and supervise on behalf of your Company the construction of the various attractions included in your Company’s growth plan for fiscal years 2005 through 2009.

RELATED-PARTY AGREEMENTS AUTHORISED IN PRIOR YEARS, WHICH REMAINED IN FORCE DURING THE YEAR

In application of the provisions of the decree of March 23, 1967, we have also been informed of the following agreements authorised in prior years, which remained in force during the year ended September 30, 2005.

1. Agreements between your Company and The Walt Disney Company

With respect to the negotiations between your Company, The Walt Disney Company, the Caisse des Dépôts et Consignations and the representatives of the other Group’s lenders, on September 28, 2004, your Supervisory Board authorised the conclusion of the MOA between your Company, TWDC and all the Group’s lenders, concerning the financial restructuring of the Group on a global restructuring of its financial engagements.

The Restructuring, which was subject to certain conditions described below, aimed to allow the Group to restore liquidity and to obtain capital to further grow and develop its activities.

The principal features of the Restructuring were the following:

•	Your Company conducted a share capital increase of at least €250 million, before deduction of equity issuance costs, which was partially, directly or indirectly, subscribed by TWDC, with the remainder underwritten by a group of banks, subject to certain conditions.

•	Your Company has access to additional financial resources under a new €150 million credit line granted by TWDC until September 30, 2009 and €100 million thereafter.

•	The Group’s debt service obligations will be deferred partially on an unconditional basis and partially on a conditional basis, and its obligation to maintain security deposits has been eliminated (with the previous security deposit used to prepay debt), in exchange for which your Company will pay an increased interest rate on some of its debt.

•	A portion of the management fees and royalties payable to affiliates of TWDC will be deferred, partially on an unconditional basis (€125 million) and partially on a conditional basis (€200 million), with the conditional portion depending on your Company’s financial performance.

•	Your Company will avoid making payments from June 2006, in the amount of €292.1 million, (plus €16 million of interest that would have been payable) to EDA, to exercise the Company’s option to maintain its rights to the Disneyland Park and certain of its key attractions (which are currently leased from EDA), by instead having acquired 82% of the share capital of EDA in exchange for the contribution of substantially all of your Company’s assets and liabilities (TWDC indirectly holds the remaining 18% of EDA).

•	The Group is authorised to implement a €240 million plan to develop new Theme Park attractions and to expend more each year on maintaining and improving the existing asset base.

During the December 17, 2004 Shareholders’ meeting, the shareholders approved the MOA. The legal documentation necessary for the implementation of the MOA with the Group’s lenders was signed on December 1, 2004. The Restructuring was finalised on February 23, 2005 upon completion of the share capital increase.

2. Agreements between your Company and Euro Disney Associés S.C.A., a 82% subsidiary of your Company.

On September 28, 2004, your Supervisory Board authorised the conclusion of the contribution by Euro Disney S.C.A. of substantially all of its assets and liabilities to Euro Disney Associés S.C.A. (including €205 million, resulting from the proceeds of the Share Capital Increase).

The principal features of the contribution agreement are the following:

•	Assets excluded from the contribution include an amount of €45 million retained from the proceeds of the share capital and that will be used to cover recurring future operating costs, the shares in EDA’s general partner and certain activities relating to the listing of Euro Disney S.C.A.;

•	Liabilities excluded from the contribution include the costs relating to the share capital increase, the stock options granted by Euro Disney S.C.A. and the liabilities attached to the employment contracts of approximately 15 employees who remain salaried by your Company;

•	The global remuneration in exchange for the contribution wa an 82% interest in the share capital of EDA;

•	The value of the contribution was based by reference to the weighted average pricing of Euro Disney S.C.A. shares for the period June 9, 2004 to August 2, 2004;

•	The completion of the contribution was subject to certain conditions including the final approval by the “Autorité des Marchés Financiers”, the approval by the shareholders’ general meeting and the completion of the share capital increase before March 31, 2005;

•	The contribution has an accounting and fiscal effective date of October 1, 2004.

The contribution agreement between Euro Disney S.C.A. and Euro Disney Associés S.C.A. was signed on September 30, 2004 and an amendment was authorised by your Supervisory Board on November 8, 2004 (this amendment relates to the exclusion from the contribution of certain contracts such as participants contracts).

The contribution was effective on February 23, 2005.

3. Agreements between your Company and Euro Disney S.A.S., the Gérant of your Company, a 99% subsidiary of The Walt Disney Company

The Management Fee paid by Euro Disney S.C.A. was initially composed of a Base Management Fee, a Management Incentive Fee and a fee for the sales of Disney hotels under the provisions defined in the by-laws of Euro Disney S.C.A. The amount of this remuneration is based on the Company’s consolidated financial results.

Under the terms of the 1994 restructuring agreements authorised by your Supervisory Board of April 6, 2004, the Base Management Fee was reduced to zero between October 1, 1993 and September 30, 1998. From October 1, 1998, the rate was established to be equal to 1% per year of the total amount of revenues, as defined, of your company and its subsidiaries and will be progressively brought to a maximum 6% rate per year as of October 1, 2018.

Pursuant to the Contribution, the Base Management Fee calculated upon the net revenues of Disneyland Resort Paris is now paid by EDA and calculated upon the net revenues of EDA and its subsidiaries under the same terms as previously for Euro Disney S.C.A.

During the general shareholders’ meeting of December 17, 2004, the shareholders of Euro Disney S.C.A. approved the amendment of article IV of the by-laws relating to the Gérant’s fees. Consequently, the Gérant will receive an annual fee of €25,000 from Euro Disney S.C.A. that will be paid annually in one instalment.

During fiscal year 2005, fees due under this contract totalled €25,000 and were paid on September 30, 2005.

Neuilly-sur-Seine and Paris, November 15, 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
Jean-Christophe Georghiou	Antoine Gaubert

Management Special Report on certain authorisations

1. Consolidation of the Company’s shares

You are requested to approve during the Shareholders’ Meeting the Fourteenth Resolution relating to the consolidation of the Company’s shares through the attribution of one (1) new share with a nominal value of € one (1.00) in exchange for one-hundred (100) old shares with a nominal value of €0.01 and to grant to your Gérant the powers to implement the consolidation of the Company’s shares in accordance with the conditions defined in the Fourteenth Resolution, in particular in order to determine the date of the consolidation, to set the exact number of the shares which will be consolidated and the exact number of shares which will result from the consolidation, and to proceed with the related modifications of the By-laws of the Company and any adjustment of the rights of the beneficiaries of stock-options.

This consolidation, which is commonly referred to as a “reverse split,” is contemplated in light of the low price of the Company’s shares. Notably, this low price creates an undesirable volatility as a result of the significant percentage difference between the existing bid/ask spread.

Pursuant to applicable regulations, the consolidation shall occur at the earliest 15 days after the publication in the “Bulletin des Annonces Légales Obligatoires” of the notice of the consolidation. The shareholders will then have two (2) years from the date of the beginning of the consolidation as set forth in the notice of consolidation to consolidate their shares.

2. Authorization to purchase and sell the Company’s shares on the stock market

As the authorization granted to your Gérant under the Tenth Resolution of the Combined Shareholders’ Meeting held on May 5, 2003 has not been used and expired on November 5, 2004, you are requested to approve a new resolution authorising your Gérant to purchase or sell the Company’s shares on the stock market in accordance with the provisions of Articles L. 225-209 and seq. of the French Commercial Code, the “Règlement européen” n°2273/2003 dated December 22, 2003 and the “Règlement général” of the “Autorité des marchés financiers”. These transactions may be conducted in order to regulate the secondary stock market or the liquidity of the Company’s shares through an investment services provider acting within the framework of an agreement consistent with investment practices recognized by the “Autorité des marchés financiers”, to retain the shares so acquired, for their remittance in cash or in exchange, notably in connection with external growth activities, to grant shares to employees and directors of the Company and its affiliated companies, pursuant to the schemes available under applicable law, to remit shares upon the exercise of rights in connection with marketable securities entitling the holder to securities giving right, immediately upon or following issuance, to a portion of the share capital of the Company, and also to cancel the shares so acquired, subject to a further resolution to be adopted to this effect by the Company’s shareholders’ extraordinary general meeting.

3. Financial authorizations

Finally, you are requested to grant to the Gérant various authorizations to issue ordinary shares (with the exception of preference shares), bonds and other marketable securities entitling the holder to securities giving the right, directly or indirectly, immediately upon or following issuance, to a portion of the share capital of your Company, to increase the number of shares or marketable securities issued under such authorization, and to increase the share capital by capitalization of reserves, profits or premiums. The Gérant is requesting these authorizations to be able to take advantage, should the occasion arise, of possible opportunities to proceed with an issuance of ordinary shares (with the exception of preference shares) or other marketable securities, depending upon the evolution of the financial markets.

These authorizations could be notably used for refinancing, under favourable financial and economic conditions, all or part of the current indebtedness of the Company and for financing possible developments or extensions of Disneyland Resort Paris within the limits authorised by the agreements relating to the financial restructuring of the Company (the “Restructuring”).

We remind you that, under the Thirteenth and Fourteenth Resolutions of the Combined Shareholders’ Meeting held on May 5, 2003, your Gérant was authorised to issue marketable securities. This authorization has not been used and expired on July 5, 2005.

You are therefore requested to authorize the Gérant, in accordance with the provisions of article L. 225-129-2 of the French Commercial Code, to proceed, with or without preferential rights of subscription, to the issuance of ordinary shares (with the exception of preference shares) as well as other marketable securities entitling the holder to securities giving right, directly or indirectly, immediately upon or following issuance, to a portion of the share capital of the Company, the Company. This authorization is sought for the maximum duration provided for by law.

The amount of capital increases, which may be made under this authorization, will not exceed a nominal value of ten (10) million euros excluding, if any, the nominal amount of shares to be issued in order to preserve the rights of the holders of marketable securities representing, directly or indirectly, immediately upon or following issuance, shares of the capital of the Company, in accordance with laws and regulations and other contractual provisions governing such securities. By waiving the preferential right of subscription, you will allow the Gérant to issue securities by public offering. In accordance with the provisions of Article L. 225-135, Paragraph 2 of the French Commercial Code, the Gérant might grant to the Company’s shareholders a priority right for subscription, partially or totally, for a period and under the conditions that the Gérant shall determine.

The terms and conditions of these various possible issues and the impact of these capital increases on the breakdown of the share capital of your Company cannot be precisely determined at this time; you will be provided with such information as soon as possible after the completion date should this authorization be used by the Gérant, including by way of a report of the Statutory Auditors. It is noted, however, that the total nominal amount of marketable securities constituting debt securities of the Company which may be issued under this authorization shall not exceed one hundred (100) million euros.

We inform you that the above-mentioned authorization may be used by your Gérant only within the limits resulting from the contractual obligations subscribed by the Company vis-à-vis its creditors, as such obligations result, in particular, from the agreements and covenants which were undertaken by your Company in connection with its Restructuring.

Your Gérant reminds you that pursuant to article L. 225-129-6 of the French Commercial Code, any extraordinary general meeting deliberating on a share capital increase by contribution in cash must also consider a resolution proposing a share capital increase in favour of the Company’s employees in accordance with the provisions of articles L. 443-5 of the French Labour Code. For this purpose, a resolution is submitted to you to meet the aforementioned legal requirement. However, given the current circumstances, your Gérant considers that the approval of this resolution is not appropriate and proposes therefore that you do not adopt it.

Chessy, November 22, 2005

For Euro Disney S.A.S., Gérant

Karl L. Holz, Chairman and Chief Executive Officer

Supervisory Board Special Report on certain authorisations

Ladies and Gentlemen,

We are pleased to present to you our report on certain resolutions which will be submitted for your approval during the Shareholders’ Meeting and are related to a proposed consolidation of the Company’s shares and various authorizations to be granted to the Gérant.

Under the Fourteenth Resolution, you are requested to approve a consolidation of the Company’s shares through the attribution of one (1) new share with a nominal value of €1.00 for one hundred (100) existing shares bearing a nominal value of €0.01 each. This consolidation, which is commonly referred to as a “reverse split,” is made necessary by the low price of the Company’s shares. Notably, the low price of the Company’s shares creates undesirable volatility as result of the significant percentage difference between the existing bid/ask spread, which is detrimental to relative attractiveness of the Company’s shares.

Pursuant to applicable law, the proposed consolidation would occur on the start date set forth in the notice of consolidation published in the “Bulletin des Annonces Légales Obligatoires”, such date being set at a minimum fifteen (15) days after the date of publication of the aforementioned notice. The Company’s shareholders will then have two (2) years from the effective start of the consolidation, as set forth on the aforementioned date, to consolidate their existing shares.

The consolidation is further described in the Fourteenth Resolution submitted for your approval and it is proposed that you grant to your Gérant the authorization to decide within a timeframe expiring upon the next annual shareholders’ meeting to proceed with this consolidation.

We inform you that you are also requested to approve the Twelfth Resolution authorizing your Gérant to purchase and to sell the Company’s shares on the stock market in accordance with the provisions of Articles L. 225-209 and seq. of the French Commercial Code. The previous authorization enabling the Gérant to conduct same transactions on securities under the Tenth Resolution of the Combined General Shareholders’ Meeting held on May 5, 2003 has not been used and expired on November 5, 2004.

Finally, pursuant to the provisions of Article 6.3.(e) of the Company’s By-laws, we inform you that you will be asked under the Fifteenth, Sixteenth and Seventeenth Resolutions to renew various authorizations granted to the Gérant to implement the issuance of marketable securities giving, immediately or in the future, the right to a portion of the capital of the Company. The nominal amount of capital increases made pursuant to these authorizations will be limited to a maximum of ten (10) million euros. The previous authorizations granted to the Gérant relating to same transactions on securities under the Thirteenth and Fourteenth Resolutions of the Combined Shareholders’ Meeting held on May 5, 2003 have not been used and expired on July 5, 2005.

We remind you that the French Commercial Code provides that any extraordinary general meeting deliberating on a share capital increase by contribution in cash must also consider a resolution proposing a share capital increase in favour of the Company’s employees in accordance with the provisions of its article L. 443-5 of French Labour Code. For this purpose, a resolution is also submitted to you to meet the aforementioned legal requirement. The Gérant of the Company is of the opinion that the approval of this resolution is not appropriate in the current circumstances and therefore advises you not to adopt it.

In conclusion, and with the exception of the resolution relating to the share capital increase in favour of the Company’s employees, the Company’s Supervisory Board recommends that you vote in favour of the resolutions described above.

Chessy, November 22, 2005

For the Supervisory Board

Antoine Jeancourt-Galignani

Chairman of the Supervisory Board

Statutory Auditors’ Special Report on the issuance of various equity instruments

This is a free translation into English of the statutory auditors’ special report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
63, RUE DE VILLIERS	76, RUE DE MONCEAU
92200 NEUILLY-SUR-SEINE	75008 PARIS

STATUTORY AUDITORS’ SPECIAL REPORT ON THE ISSUANCE OF VARIOUS EQUITY INSTRUMENTS

(General Shareholders’ meeting of February 10th, 2006 – 15th to 17th resolutions)

To the Shareholders

EURO DISNEY S.C.A.

Chessy

Dear Sirs,

In our capacity as Statutory Auditors of your Company, and as required by the French Commercial Code and in particular by the provisions of articles L225-135 and L228-92, we hereby present to you our report on the projects of issuing various equity instruments, with or without cancellation of pre-emptive subscription rights, providing immediately or ultimately access to share capital of your Company, transactions which you are being asked to approve.

Based on its report, the Gérant is proposing that you delegate to him, for a period of 26 months, your authority to decide of a transaction and its terms. He is also proposing to cancel, in the 16th resolution, your pre-emptive subscription rights.

The 15th resolution contemplates the issuance of ordinary shares or other equity instruments in one or more times, without canceling pre-emptive subscription rights, providing immediately or ultimately access to share capital of your Company. The resolution specifies to your attention that:

•	the maximum nominal amount of share capital increases that can be completed immediately or ultimately under the provisions of this resolution is limited to 10 million euros, being stipulated that the maximum nominal amount of share capital increases that can be completed under the provisions of resolutions 16 and 17 is limited to 10 million euros.

•	the maximum nominal amount of other equity instruments of your Company to be issued under the provision of the present delegation will not exceed 100 million euros, being stipulated that the maximum nominal amount of other equity instruments that can be issued under the provisions of resolution 16 and 17 is limited to 100 million euros.

The 16th resolution encompasses the issuance, with the cancellation of pre-emptive subscription rights, of similar equity instruments as those described in resolution 15 within the same limits, with the precision that such equity instruments could also be issued with the purpose of remunerating equity instruments that could be brought to your Company as part of a public exchange offering under the conditions of article L 255-148 of the French Commercial Code.

The 17th resolution provides that the Gérant could decide, for each of the issues decided under the provisions of resolutions 15 and 16, to increase the number of shares to be issued in the conditions defined in article L. 225-135-1 at the same price and within the same limits as defined in those respective resolutions.

We carried out our procedures in accordance with the applicable French professional standards. These standards require us to carry out procedures to check the terms for determining the issue price.

The issue price of the shares to be issued have not yet been set up. We therefore do not express an opinion either on the final terms with which the issue will be carried out, or on the proposed cancellation of your pre-emptive subscription rights as contained in the 16th resolution, the principle of which is nonetheless consistent with the transaction you are being requested to approve.

In accordance with article 155-2 of the Decree of March 23, 1967, we will issue an additional report when the above referred issue is completed by the Gérant.

Neuilly-Sur-Seine and Paris, December 16, 2005.

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
Jean-Christophe Georghiou	Antoine Gaubert

Statutory Auditors’ Special Report on the Issuance of Shares in Connection with Employee Share Ownership

This is a free translation into English of the statutory auditors’ report issued in the French language and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
63, RUE DE VILLIERS	76, RUE DE MONCEAU
92200 NEUILLY-SUR-SEINE	75008 PARIS

STATUTORY AUDITORS’ SPECIAL REPORT ON THE ISSUANCE OF SHARES IN CONNECTION WITH EMPLOYEE SHARE OWNERSHIP

Extraordinary General Meeting of February 10, 2006 – 18th resolution

To the Shareholders

EURO DISNEY S.C.A.

Chessy

In our capacity as Statutory Auditors of Euro Disney S.C.A., and pursuant to the provisions of article L. 225-138 of the French Commercial Code, we hereby present our report on the planned issuance of shares in connection with employee share ownership, submitted to the shareholders for approval.

In accordance with the provisions of article L. 225-129-6 of the French Commercial Code and based on his report, the Gérant is inviting shareholders to grant an eighteen month authorisation to establish the terms and conditions of this issue in accordance with article L. 443-5 of the French Labour Code and inviting to waive their pre-emptive right to subscribe for the shares to be offered to employees for subscription.

The total capital increase resulting from shares issued under the authorisation given in this resolution may not exceed 1 million euro.

We conducted our review in accordance with professional standards generally accepted in France. Those standards require that we perform certain procedures to verify the method used for the determination of the issue price.

Subject to the future verification of the terms and conditions under which the proposed issue will be conducted, we have no matters to report on the method used for the determination of the issue price as described in the report of the Gérant.

As the issue price has not been fixed, we are not in a position to comment on the final terms and conditions under which the issue will be conducted, or in consequence, on the proposed waiver of shareholders’ pre-emptive rights to subscribe for the issues concerned, the principle of which is in keeping with the nature of the proposed operation.

If this resolution is approved, in accordance with article 155-2 of the decree of March 23, 1967, we will issue a supplementary report at the time of the issue conducted by the Gérant.

Neuilly-Sur-Seine and Paris, December 16, 2005

The Statutory Auditors

PRICEWATERHOUSECOOPERS AUDIT	CADERAS MARTIN
Jean-Christophe Georghiou	Antoine Gaubert

Resolutions presented at the Combined General Meeting

FIRST RESOLUTION

Approval of the financial statements of the Company for the fiscal year ended September 30, 2005 - Discharge to the Gérant and the members of the Supervisory Board

The General Meeting,

voting as an ordinary general meeting,

after having taken note of the general reports of the Gérant, the Supervisory Board and the statutory auditors for the fiscal year ended on September 30, 2005, and on the financial statements of the said year, approves the Company’s financial statements for the fiscal year ended September 30, 2005, in the form presented to the meeting, as well as all the transactions recorded in such financial statements and reports and grants the Gérant and the members of the Supervisory Board full discharge for the performance of their respective duties during the said fiscal year.

SECOND RESOLUTION

Approval of the consolidated accounts of the Euro Disney S.C.A. Group for the fiscal year ended September 30, 2005

The General Meeting,

voting as an ordinary general meeting,

after having taken note of the general reports of the Gérant, the Supervisory Board and the statutory auditors for the fiscal year ended on September 30, 2005, and on the consolidated financial statements of the said year, approves the consolidated financial statements of the Euro Disney S.C.A. Group for the fiscal year ended September 30, 2005, in the form presented to the meeting, as well as all the transactions recorded in such financial statements and reports.

THIRD RESOLUTION

Allocation of the net loss for the fiscal year ended September 30, 2005

The General Meeting,

voting as an ordinary general meeting,

having announced that the net loss for the fiscal year ended September 30, 2005 amounted to €783.1 million,

recommends the allocation of said loss to the “Carry Forward” account, the negative balance of which is now €868.9 million.

It must be noted, in accordance with applicable law, that no dividend has been distributed for the fiscal years ending September 30, 2002, September 30, 2003 and September 30, 2004.

FOURTH RESOLUTION

Approval of a related-party agreement

The General Meeting,

voting as an ordinary general meeting,

after having taken note of the general report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, after having acknowledged that the Supervisory Board authorised in the course of its meeting held on November 8, 2004, in accordance with article L. 226-10 of the French Commercial Code, and pursuant to the Memorandum of Agreement entered into between the Company, The Walt Disney Company and the lenders of the Company on a comprehensive restructuring of the financial obligations of the group constituted by the Company ad its susbsidiaries (“MOA”), the execution by the Company of the following agreements:

•	agreement for the deferral of management fees as contemplated in the MOA;

•	agreement for the deferral of royalties as contemplated in the MOA;

•	amendment to the 1994 standby facility mirroring the provisions of the MOA regarding the treatment of amounts outstanding under this line of credit;

•	agreement for the amendment and restatement of the 1994 Common Agreement in accordance with the MOA, containing certain undertakings from the Company towards Euro Disney Associés S.C.A. in relation to cash that the Company would make available to Euro Disney Associés S.C.A. out of the rights offering proceeds retained at the Company level;

•	specific agreement between the Company and Euro Disney Associés S.C.A. to cover the contracts not transferred to Euro Disney Associés S.C.A. by virtue of the contribution agreement entered into between the Company and Euro Disney Associés S.C.A.;

•	agreement for the transfer of the 1989 License Agreement from the Company to Euro Disney Associés S.C.A.;

•	sub-license agreement granted to the Company in order for it to continue using the Euro Disney name and performing certain agreements that will not be transferred to Euro Disney Associés S.C.A. by virtue of the contribution agreement entered into between the Company and Euro Disney Associés S.C.A.;

•	agreement for the transfer of the 1989 Development Services Agreement to Euro Disney Associés S.C.A.;

•	administrative assistance services agreement whereby the Company would provide certain services to Euro Disney Associés S.C.A. through those functions and individuals retained at the Company’s level;

approves these agreements.

FIFTH RESOLUTION

Approval of a related-party agreement

The General Meeting,

voting as an ordinary general meeting,

after having taken note of the general report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, after having acknowledged that the Supervisory Board authorised in the course of its meeting held on November 8, 2004, in accordance with article L. 226-10 of the French Commercial Code, the execution by the Company of a contract between the Company and the company Euro Disneyland Imagineering S.AR.L. (“EDLI”) whereby EDLI would act as maître d’oeuvre and supervise on behalf of the Company the construction of the various attractions included in the Company’s growth plan for FY’05 to FY’09, approves this agreement.

SIXTH RESOLUTION

Related-party agreements entered into during previous fiscal years

The General Meeting,

voting as an ordinary general meeting,

after having taken note of the report of the Gérant and the special reports of the statutory auditors and the Supervisory Board on the related-party agreements governed by article L. 226-10 of the French Commercial Code, approves the continued performance of previously authorised related-party agreements which were in effect during the fiscal year ended September 30, 2005.

SEVENTH RESOLUTION

Appointment of a new member of the Supervisory Board

The General Meeting,

voting as an ordinary general meeting,

after having acknowledged that the term of office of Mrs Laurence Parisot expires at the close of this meeting,

decides with the consent of Mrs Laurence Parisot that her term of office will not be renewed and appoints Mr Michel Corbière as member of the Supervisory Board for a term of three (3) years, i.e. until the close of the annual General Meeting that will deliberate upon the annual financial statements of the fiscal year ending September 30, 2008.

EIGHTH RESOLUTION

Renewal of term of office of a member of the Supervisory Board

The General Meeting,

voting as an ordinary general meeting,

after having acknowledged that the term of office of Mr James A. Rasulo expires at the close of this meeting,

renews the term of office of Mr James A. Rasulo as member of the Supervisory Board for three (3) years, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2008.

NINTH RESOLUTION

Renewal of term of office of a member of the Supervisory Board

The General Meeting,

voting as an ordinary general meeting,

after having acknowledged that the term of office of Dr Jens Odewald expires at the close of this meeting,

renews the term of office of Dr Jens Odewald as member of the Supervisory Board for three (3) years, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2008.

TENTH RESOLUTION

Renewal of term of office of a Titular Statutory Auditor

The General Meeting,

voting as an ordinary general meeting,

after having acknowledged that the term of office of PricewaterhouseCoopers audit as Titular Statutory Auditor of the Company expires at the close of this meeting,

renews, for a period of six years, the term of office of PricewaterhouseCoopers audit as Titular Statutory Auditor of the Company, i.e. until the close of the annual General Meeting which will deliberate upon the annual financial statements of the fiscal year ending September 30, 2011.

ELEVENTH RESOLUTION

Replacement of a Substitute Statutory Auditor

The General Meeting,

voting as an ordinary general meeting,

after having acknowledged that the term of office of Mr Xavier Aubry audit as Substitute Statutory Auditor of the Company expires at the close of this meeting,

appoints, for a period of six years, Mr Etienne Boris as Substitute Statutory Auditor of the Company, i.e. until the close of the annual General Meeting that will deliberate upon the annual financial statements of the fiscal year ending September 30, 2011.

TWELFTH RESOLUTION

Authorisation to purchase and sell the Company’s shares on the stock market

The General Meeting,

voting as an ordinary general meeting,

having heard the special report of the Gérant, and having noted that the authorization granted to the Gérant under the Tenth Resolution of the Combined General Meeting dated May 5, 2003, has not been used by the Gérant and expired on November 5, 2004,

1.	authorizes the Gérant to purchase and sell the Company’s shares on the stock market in accordance with the provisions of Articles L. 225-209 and seq. of the French Commercial Code, the Règlement européen n° 2273/2003 of December 22, 2003 and the Règlement général of the Autorité des marchés financiers.

2.	resolves that the Company’s shares may be acquired, sold or transferred on or off the market, at any time (including in period of exchange offer), in one or several times and in any manner including without limitation by way of block transfers, optional purchases, use or exercise of financial instruments or derivative marketable securities, for one or several of the purposes contemplated by applicable law, including without limitation:

•	to regulate the secondary stock market or the liquidity of the Company’s shares through an investment services provider acting within the framework of an agreement consistent with investment practices recognized by the Autorité des marchés financiers;

•	to retain the shares so acquired, for their remittance in cash or in exchange, notably in connection with external growth activities;

•	to grant shares to employees and directors of the Company and its affiliated companies, pursuant to the schemes available under applicable law;

•	to remit shares upon the exercise of rights in connection with marketable securities entitling the holder to securities giving right, immediately upon or following issuance, to a portion of the share capital of the Company;

•	to cancel the shares so acquired, subject to a further resolution to be adopted to this effect by the shareholders’ extraordinary general meeting;

3.	grants full authority to the Gérant to determine the terms and conditions for such purchases and sales in accordance with applicable law and subject to the following conditions, as such conditions may be further adjusted in accordance with applicable law notably in case of variations in the share capital:

•	the purchase price may not exceed €0.20 per share, provided that this maximum purchase price will be €20 for each of the shares consolidated pursuant to the Fourteenth Resolution submitted to this Shareholders’ Meeting, if any;

•	the sale price may not be less than €0.10 per share, provided that the minimum sale price will be €10 for each of the shares consolidated pursuant to the Fourteenth Resolution to this Shareholders’ Meeting, if any, and provided further that if one of the options set out by Article L. 225-209 Paragraph 5 of the French Commercial Code is used, the conditions which relate to the sale price shall be determined by the laws in force;

•	the maximum number of shares purchased by the Company shall not exceed the amount that may legally be held by the Company;

•	the aggregate amount of funds used for the acquisition of the Company’ shares shall not exceed €50 million;

•	the authorization granted hereunder is valid for eighteen (18) months from the date of this Shareholders’ Meeting;

•	the maximum portion of the share capital which can be purchased shall not exceed 10% thereof, as of the effective date of such purchase(s).

4.	grants to the Gérant full authority, with the right to sub-delegate, to operate on the market, to enter into any agreement, to proceed with any formality and to make any statement, and more generally to take all appropriate measures for the completion of the foregoing.

THIRTEENTH RESOLUTION

Authorization granted to the Gérant in order to vote on the approval of any related-party agreements authorized by the Supervisory Board of Euro Disney Associés S.C.A.

The General Meeting,

voting as an ordinary general meeting,

having noted that during the fiscal year ended September 30, 2005, the following agreements, governed by the provisions of Article L. 226-10 of the French Commercial Code, have been authorized by the Supervisory Board of Euro Disney Associés S.C.A. (“EDA”):

•	agency agreement between EDA and The Walt Disney Company (“TWDC”), whereby EDA could use the services of TWDC to hedge foreign exchange and interest rates as well as fuel and other commodity exposures of EDA;

•	sub-license agreement between EDA and the Company in order for it to continue using the Euro Disney name and performing certain agreements that will not be transferred to EDA by virtue of the contribution agreement entered into between the Company and EDA;

•	specific agreement between the Company and EDA to cover the contracts not transferred to EDA by virtue of the contribution agreement entered into between the Company and EDA;

•	administrative assistance services agreement between EDA and the Company whereby the Company would provide certain services to EDA through those functions and individuals retained at the Company’s level;

•	treasury agreement between EDA and the Company;

•	promissory note delivered by EDA to Disney Entreprises Inc. pursuant to the contribution agreement between the Company and EDA;

in accordance with article 8.2.(f) of the By-laws of the Company,

authorizes the Gérant, in its capacity as representative of the Company acting, as shareholder of EDA, to vote during the Shareholders’ Meeting of EDA in favor of the approval of the above mentioned agreements.

FOURTEENTH RESOLUTION

Consolidation of the Company’s shares through the attribution of one (1) new share with a nominal value of €1.00 for each 100 shares with a nominal value of €0.01; Delegation of authority (délégation de pouvoirs) to the Gérant; Related amendment to Articles 2.1. and 8.1.(c) of the By-laws

The General Meeting,

voting as an extraordinary general meeting,

having heard the special report of the Gérant and the special report of the Supervisory Board,

1.	decides to consolidate the Company’s shares of €0.01 nominal value each so that 100 shares of €0.01 nominal value each become one (1) share of €1.00 nominal value, following expiry of a fifteenth (15) day period after the publication of the notice of consolidation in the “Bulletin des annonces légales obligatoires” (“BALO”). The two-year period which will be available to shareholders in order to consolidate their shares will end exactly two (2) years after the date of the beginning of the share consolidation as set forth in the notice of consolidation that will be published by the Company in the BALO. Upon expiry of this 2-year period, the new shares that remain unclaimed by the rightful persons will be sold on the Stock Exchange Market and the net income of the sale will be held for their account for a period of 10 years in a blocked account opened in the name of the Company with a financial institution and the unconsolidated old shares will be delisted.

2.	decides that (i) given the securities giving access to the share capital in circulation, the exact number of the €0.01 nominal value shares which will be consolidated and the exact number of the €1.00 nominal value shares resulting from the consolidation, will be finally determined and set by the Gérant upon expiry of the fifteenth (15) day period following the date of the publication by the Company of the notice of consolidation in the BALO, it being noted that one shareholder has undertaken not to consolidate the number of shares necessary to apply a round number of shares to the exchange ratio stated in Paragraph 1 above; and (ii) pursuant to the By-laws of the Company, each shareholder holding fractional shares or a number of shares less than as required to consolidate its shares will be responsible for purchasing or selling the necessary number of shares in order to consolidate its shares.

3.	gives full powers to the Gérant to prepare the notice of consolidation to be issued in the BALO and to decide the date of the publication of such notice in the BALO; this authorization is granted to the Gérant under this Resolution shall be valid for a period which will expire at the close of the annual General Meeting that will deliberate upon the annual financial statements of the fiscal year ending September 30, 2006.

4.	gives full powers to the Gérant, following implementation of the consolidation pursuant to this Resolution and once the number of shares of €1.00 nominal value resulting from such consolidation will have been determined, to modify Article 2.1. of the By-laws relating to the share capital.

5.	gives full powers to the Gérant, following implementation of the consolidation pursuant to this Resolution, to modify Paragraph 1 of Article 8.1.(c) of the By-laws as follows:

“Each shareholder participating to the Meeting is entitled to as many votes as the number of shares which he holds or represents on the fifth business day prior to the date of the Meeting, except as otherwise provided by law. Until expiry of the 2 year period following the date of the beginning of the share consolidation as set forth in the notice of consolidation that will be published by the Company in the “Bulletin des Annonces Légales Obligatoires” pursuant to the resolution voted at the Shareholders’ General Meeting of February 10, 2006, any share which is not consolidated will entitle its holder to one (1) vote and any consolidated share will entitle its holder to one hundred (100) votes, so that the number of votes attached to the Company’s shares remains proportional to the percentage of share capital they represent”.

6.	gives full powers to the Gérant to proceed with any adjustment of the rights of the beneficiaries of stock-options as may be necessary as a result of the shares’ consolidation.

7.	decides that the Gérant will have full authority to implement the decision hereunder, to carry out all the necessary publicity formalities, and generally to do whatever will be necessary to consolidate the shares in accordance with the foregoing and applicable law.

FIFTEENTH RESOLUTION

Delegation of authority to the Gérant to issue shares and securities giving the right immediately or in the future to a portion of the capital of the Company, with preferential subscription rights, and to increase the Company’s capital by incorporating reserves, profits or premiums

The General Meeting,

voting as an extraordinary general meeting,

having heard the special report of the Gérant, the special report of the Supervisory Board and the special report of the statutory auditors,

pursuant to laws and regulations in force and in particular Articles L. 225-127 and seq. of the French Commercial Code,

and having noted that the authorization granted to the Gérant under the Thirteenth and Fourteenth Resolutions of the Combined General Meeting dated May 5, 2003, has not been used by the Gérant to date and expired on July 5, 2005,

1.	delegates to the Gérant, in accordance with article L. 225-129-2 of the French Commercial Code, for a twenty-six (26) month period from the date of this meeting, the authority to decide:

(i)	the issuance, in one or more times, with preferential subscription rights, of:

•	ordinary shares (excluding preferential shares) and;

•	any other securities, including warrants issued autonomously with or without consideration, giving the right, directly or indirectly, immediately or in the future, to ordinary shares of the Company, bearing the same rights as those attached to existing shares except, as the case may be, for their entitlement date, or giving rights to allocation of debt securities, to be subscribed, either in cash or by offsetting debts and within the limits set forth below; the securities, excluding shares may be issued in euros, in foreign currencies, or in any monetary units established by reference to several currencies;

(ii)	the increase of the Company’s share capital, in one or more times, for the amounts and during the periods that the Gérant shall determine by way of successive or simultaneous incorporations of all or part of reserves, profits, premiums, by way of free share allocations, by way of increases in the nominal value of existing shares, or by way of a combination thereof.

2. decides that:

(i)	the aggregate nominal amount of the Company’s shares that may be issued, directly or indirectly, immediately or in the future, by virtue of this delegation, including by way of incorporating premiums, reserves, profits or otherwise, shall not exceed €10 million, to which may be added, if necessary, the nominal amount of the additional shares to be issued in order to preserve, in accordance with applicable law and regulations and contractual provisions governing such securities, the rights of the holders of securities giving future access to the Company’s shares; provided that this €10 million cap shall include the nominal amount of the securities issued in accordance with the Sixteenth and Seventeenth Resolutions below;

(ii)	the aggregate nominal amount of securities that are representative of debt of the Company and which may be issued by virtue of this delegation, shall not exceed €100 million or the exchange value of this amount in any currency or any unit of account; provided that this €100 million cap shall include the nominal amount of the securities issued in accordance with the Sixteenth and Seventeenth Resolutions below.

3.	decides, if the Gérant decides to proceed with the issuance of securities referred above, that the shareholders will be allowed to exercise their irreductible preferential rights for shares issued in accordance with this authorization. In addition, the Gérant will have the power to grant the shareholders a reductible right to subscribe further securities in order to obtain a greater number than that to which they are entitled by virtue of their irreductible preferential subscription rights, in accordance with the provisions of the law.

4.	decides that, if subscriptions by way of exercise of irreductible preferential rights and, as applicable, reductible preferential rights, do not account for the whole issuance, the Gérant may, in accordance with applicable law, decide to freely allot all or part of the unsubscribed securities, or to limit the amount of the issue to the amount of subscriptions received, as long as the amount subscribed comes to at least three quarters of the amount originally proposed, and in that case to offer all or part of the unsubscribed securities to the public.

5.	notes that this delegation of authority implies the waiver by the shareholders of their preferential subscription rights to the Company’s shares to which the securities issued by virtue of this delegation may give right.

6.	decides that in connection with the issuance of securities giving the right to a portion of the Company’s share capital the Gérant may decide to grant free shares to shareholders, and that in that case the Gérant may resolve that rights to fraction of warrants will not be negotiable and that the corresponding securities will be sold.

7.	decides that the Gérant will have full powers, to implement this delegation, and in particular to:

•	set the dates and the terms and conditions of issues, the subscription price, the characteristics and the method of paying up the securities to be issued immediately and/or in the future, as the case may be, the terms for buying back or exchanging them, as well as the conditions under which they will give entitlement to existing or future shares in the Company;

•	set the terms and conditions of one or several increases of capital and in particular decide that the rights to fraction of warrants will not be negotiable or transferable and that the corresponding securities will be sold;

•	in particular set the subordinate nature, or not, of securities that are representative of debt, their repayment method and price, which can be fixed or variable, with or without premium, their fixed or indefinite term, as well as, if necessary, the terms and conditions for subordinating the principal and/or interest and their priority ranking as well as the terms and methods for amortization;

•	set the date, which may be retroactive, on which the shares to be issued can give rights to dividends;

•	determine, in accordance with applicable law and regulations and the contractual provisions governing the securities, the terms and conditions whereby the rights of holders of securities giving access to a percentage of the Company’s share capital in the future are preserved.

8.	gives full powers to the Gérant to record the completion of the share capital increases and to amend the By-laws accordingly.

9.	acknowledges that the delegation of authority granted by this resolution may be used during a takeover offer period for the Company’s securities only if this use is made in the ordinary course of the Company’s business and provided further that its implementation shall not cause the offer to fail.

10.	acknowledges that, in accordance with article L. 225 129 5 of the French Commercial Code, the Gérant shall in the event that it uses this delegation of authority report on this use at the next Ordinary General Meeting.

11.	gives full powers to the Gérant to take any measures necessary, carry out all formalities and conclude all agreements for the completion of any issuance carried out pursuant to this Resolution.

SIXTEENTH RESOLUTION

Delegation of authority to the Gérant to issue shares and securities giving the right immediately or in the future to a portion of the capital of the Company, without preferential subscription rights

The General Meeting,

voting as an extraordinary general meeting,

having heard the special report of the Gérant, the special report of the Supervisory Board and the special report of the statutory auditors,

pursuant to laws and regulations in force and in particular Articles L. 225-127 and seq. of the French Commercial Code,

and having noted that the authorization granted to the Gérant under the Thirteenth and Fourteenth Resolutions of the Combined General Meeting dated May 5, 2003, has not been used by the Gérant to date and expired on July 5, 2005,

1.	delegates to the Gérant, in accordance with article L. 225-129-2 of the French Commercial Code, for a twenty-six (26) month period from the date of this meeting, the authority to decide the issuance, in one or more times, without preferential subscription rights and by way of a public offering, of:

•	ordinary shares (excluding preferential shares) and;

•	any other securities, including warrants issued autonomously with or without consideration, giving the right, directly or indirectly, immediately or in the future, to ordinary shares of the Company, bearing the same rights as those attached to existing shares except, as the case may be, for their entitlement date, or giving rights to allocation of debt securities, to be subscribed, either in cash or by offsetting debts, and within the limits set forth below; the securities, excluding shares may be issued in euros, in foreign currencies, or any monetary units established by reference to several currencies.

2. decides that:

(i)	the aggregate nominal amount of the Company’s shares that may be issued, directly or indirectly, immediately or in the future, by virtue of this delegation, including by the way of incorporating premiums, reserves, profits or otherwise, shall not exceed €10 million, to which may be added, if necessary, the nominal amount of the additional shares to be issued in order to preserve, in accordance with applicable law and regulations and contractual provisions governing such securities, the rights of the holders of securities giving future access to the Company’s shares; provided that this €10 million cap shall include the nominal amount of the securities issued in accordance with the Fifteenth and Seventeenth Resolutions of this Meeting;

(ii)	the aggregate nominal amount of securities that are representative of debt of the Company and which may be issued by virtue of this delegation, shall not exceed €100 million or the exchange value of this amount in any currency or any unit of account; provided that this €100 million cap shall include the nominal amount of the securities issued in accordance with the Fifteenth and Seventeenth Resolutions of this Meeting;

3.	decides, to cancel the preferential subscription rights of the shareholders to the securities to be issued under this delegation.

4.	decides that the Gérant may elect to grant the shareholders a priority of subscription for all or part of the issue, for a period and under the terms and conditions which the Gérant will set, pursuant to article L. 225-135, Paragraph 2 of the French Commercial Code.

5.	notes that this delegation implies the waiver by the shareholders of their preferential subscription rights to the Company’s shares to which the securities issued by virtue of this delegation may give right.

6.	decides, that, pursuant to the provisions of Article L. 225-136 of the French Commercial Code, the issue price of the shares or other marketable securities which may be issued by virtue of this delegation of authority will be determined by the Gérant in accordance with the provisions of Article 155-5 of the Decree n°67-236 of March 23, 1967.

7.	decides that the Gérant may use this delegation of authority in order to proceed with the issuance of shares or other marketable securities:

•	as consideration for securities which may be offered to the Company under an exchange offer conducted in accordance with Article L. 225-148 of the French Commercial Code;

•	as consideration for contributions in kind which may be offered to the Company and representing shares or securities giving the right to a portion of the share capital, within the limit of 10% of the Company’s share capital, if the provisions of Article L. 225-148 of the French Commercial Code are not applicable.

8.	decides that the Gérant will have full powers, to implement this delegation, and in particular to:

•	set the dates and the terms and conditions of issues, the subscription price, the characteristics and the method of paying up the securities to be issued immediately and/or in the future, as the case may be, the terms for buying back or exchanging them, as well as the conditions under which they will give entitlement to the existing or future shares of the Company;

•	in particular set the subordinate nature, or not, of securities that are representative of debt, their repayment method and price, which can be fixed or variable, with or without premium, their fixed or indefinite term, as well as, if necessary, the terms and conditions for subordinating the principal and/or interest and their priority ranking as well as the terms and methods for amortization;

•	set the date, which may be retroactive, on which the shares to be issued can give right to dividends;

•	determine, in accordance with applicable law and regulations, the terms and conditions whereby the rights of holders of securities giving access to a percentage of the Company’s share capital in the future are preserved.

9.	gives full powers to the Gérant to record the completion of the share capital increases and to amend the By-laws accordingly.

10.	acknowledges that the delegation of authority granted by this resolution may be used during a takeover offer period for the Company’s securities only if this use is made in the ordinary course of the Company’s business and provided further that its implementation shall not cause the offer to fail.

11.	acknowledges that, in accordance with article L. 225-129-5 of the French Commercial Code, the Gérant shall in the event that it uses this delegation of authority report on this use at the next Ordinary General Meeting.

12.	gives full powers to the Gérant to take any measures necessary, carry out all formalities and conclude all agreements for the completion of any issuance carried out pursuant to this Resolution.

SEVENTEENTH RESOLUTION

Delegation of authority to the Gérant to increase the number of shares or other securities issued under the delegation of authority granted under the Fifteenth and Sixteenth Resolutions

The General Meeting,

voting as an extraordinary general meeting,

after having heard the special report of the Gérant, the special report of the Supervisory Board and the special report of the statutory auditors,

in accordance with article L. 225-127 of the French Commercial Code,

decides that, in connection with the issuance of securities under the delegation of authority referred above in the Fifteenth and Sixteenth Resolutions, the Gérant may elect to increase the number of shares or other marketable securities to be issued, in accordance with the provisions of Article L. 225-135-1 of the French Commercial Code, for a thirty (30) day-period following the closing of the subscription, within a limit of 15% of the initial issuance, and under the same conditions (like the issuance price) as the conditions set out by the initial issuance, and within the €10 million cap or the €100 million cap, as the case may be, set forth in the Fifteenth or the Sixteenth Resolutions above, as the case may be.

EIGHTEENTH RESOLUTION

Share capital increase of the Company by the issue of shares or securities giving the right to subscribe for shares, reserved for employees of the Company in accordance with article L. 443-5 of the French Labour Code; delegation of authority to the Gérant to determine the terms and conditions for such issue

The General Meeting,

voting as an extraordinary general meeting,

as a consequence of the approval of the Fifteenth, Sixteenth and Seventeeth Resolutions above,

and in accordance with applicable law (in particular Articles L. 225-129-1, L. 225-129-6 and L. 225-138-1 of the French Commercial Code and Article L. 443-5 of the French Labour Code),

after having heard the special report of the Gérant, the special report of the Supervisory Board and the special report of the statutory auditors:

1.	resolves to increase the share capital of the Company by the issue of shares (excluding preference shares) or securities giving the right to subscribe for shares of the Company, reserved to those employees who are members of the Company’s savings scheme (Plan d’Epargne Entreprise).

2.	resolves to cancel in favour of the employees who are members of the Company’s savings scheme referred to in Paragraph 1 above, the shareholders’ preferential right to subscribe for shares and securities giving the right to subscribe for shares or debt securities of the Company that may be issued pursuant to this delegation of authority.

3.	acknowledges that the issue, pursuant to this delegation of authority, of securities giving the right to subscribe for shares results as of right in the waiver by the shareholders of their preferential right to subscribe for those shares, this waiver being in favor of the holders of those securities.

4.	resolves that the delegation of authority granted by this resolution shall expire eighteen (18) after the date of this General Meeting.

5.	resolves that the maximum nominal aggregate amount of the issues that may be decided by the Gérant pursuant to the delegation of authority granted by this resolution shall be €1 million, provided that this cap shall be independent of the other caps set out in the Fifteenth, Sixteenth and Seventeenth Resolutions above.

6.	grants the Gérant, subject to the limits and conditions set out in this resolution, full power to implement this delegation of authority, and in particular to determine the terms of the share capital increase referred to in this resolution, the price of the new shares in accordance with laws and regulations in force, the terms on which in accordance with applicable law the employees of the Company may participate in the capital increase, the dates on which the subscription period starts and ends, the terms on which the shares to be issued are paid up, the number of shares to be issued and the record date, as well as the powers to certify the unconditional completion of the share capital increase(s) and to amend the by-laws of the Company accordingly, and more generally the power to take all steps and satisfy all formalities required by the share capital increase authorised pursuant to this resolution, all in accordance with applicable law.

7.	acknowledges that the delegation of authority granted by this resolution may be used during a takeover offer period for the Company’s securities only if this use is made in the ordinary course of the Company’s business and provided that its implementation shall not cause the offer to fail.

8.	acknowledges that, in accordance with articles L. 225-100 and L. 225-129-5 of the French Commercial Code, the Gérant shall in the event that it uses this delegation of authority report on this use at the next Ordinary General Meeting.

NINETEENTH RESOLUTION

Powers to effect formalities

Full powers are given to the bearer of a copy or extract of the minutes of this meeting in order to publish or file or perform any other formalities prescribed by law.

5-year Financial Review of Euro Disney S.C.A.

	FISCAL YEAR ENDED SEPTEMBER 30,
	2005	2004	2003	2002	2001
Capital at the end of the period
Share Capital (in €)	38,976,490	10,826,803	802,512,670	804,883,343	804,768,524
Number of outstanding ordinary shares	3,897,649,046	1,082,680,292	1,055,937,724	1,055,937,724	1,055,787,093
Maximum amount of shares which can be created by way of:
– Conversion of bonds	—	—	—	—	23,158,755
– Conversion of ORAs	—	—	26,728,794	26,728,794	26,728,794
– Exercise of warrants	—	—	103,338,319	103,338,319	103,338,319
– Exercise of employee stock options	98,233,131	26,549,130	29,309,663	33,347,171	25,325,000

Result of the period (€ in millions)
Sales (net of VAT)	13.9	951.1	937.7	961.2	910.4
Income (loss) before income taxes, depreciation and provisions	(782.1)	(104.2)	(5.8)	6.7	48.3
Income taxes / (tax benefits)	0.2	(2.6)	(5.2)	(2.8)	(8.4)
Net income (loss)	(781.3)	(140.9)	(110.2)	(46.1)	31.0
Dividends	—	—	—	—	—

Earnings per share (in €)
Earnings per share before depreciation and provisions but after Income taxes	(0.2)	(0.09)	NS	0.01	0.05
Earnings (loss) per share after income taxes and depreciation and provisions	(0.2)	(0.13)	(0.10)	(0.04)	0.03
Net dividend per share	—	—	—	—	—

Employees
Average number of employees	11	12,082	12,143	12,389	11,029
Total payroll costs (€ in millions)	0.8	259.1	265.8	255.3	227.4
Total employee benefit costs (€ in millions)	0.3	101.0	94.3	91.7	74.5

EURO DISNEY S.C.A.

a “société en commandite par actions” with a share capital of €38,976,490.46

Registered office: Immeubles Administratifs - Route Nationale 34

Chessy (Seine-et-Marne) - France

Commercial and Companies Registry 334 173 887 MEAUX

ADMISSION CARD REQUEST

COMBINED GENERAL MEETING OF SHAREHOLDERS

OF FEBRUARY 10, 2006

IN CHESSY, FRANCE

I, the undersigned. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

residing at . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

owner of

. . . . . . . . . . . . . .         registered shares

. . . . . . . . . . . . . .         bearer shares registered in my account with (*). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

wish to attend in person the combined general meeting of shareholders and request that an admission card be sent to me at the address set out above.

Executed in. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

On. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

signature

(*)	Shareholders holding bearer shares must indicate the name and address of the establishment (e.g. bank, stockbroker, etc.) in charge of the administration of their shares.

* * * * * *

This request duly completed and signed must be sent:

–	If you are a registered shareholder, to:

Caceis-CT, Service Assemblées, by mail: 14 rue Rouget de Lisle - 92862 Issy Les Moulineaux Cedex 09, France, or by

fax: + 33 1 43 23 89 47.

–	If you are a bearer shareholder, enclosed with a declaration stating your shares are blocked:

to Caceis-CT, Service Assemblées, by mail: 14 rue Rouget de Lisle - 92862 Issy Les Moulineaux Cedex 09, France, or by fax: + 33 1 43 23 89 47,

to the establishment (e.g. bank, stockbroker, etc.) in charge of the administration of your shares, which must in turn contact Caceis-CT, Service Assemblées.

EURO DISNEY S.C.A.

a “société en commandite par actions” with a share capital €38,976,490.46

Registered office: Immeubles Administratifs - Route Nationale 34

Chessy (Seine-et-Marne) - France

Commercial and Companies Registry 334 173 887 MEAUX

COMBINED GENERAL MEETING OF FEBRUARY 10, 2006

REQUEST FOR DOCUMENTS AND INFORMATION

In conformity with Paragraph 3, Article 138 of the Decree n°67-236 of March 23, 1967, holders of registered shares may make one single request to the Company for documents and information mentioned in Articles 133 and 135 of said Decree, including, in particular, the Gérant’s report, the Supervisory Board’s reports, the Statutory Auditors reports, the draft resolutions, and the annual and consolidated financial statements (most of these documents are included in the document enclosed “Combined General Meeting”), for each of the coming shareholders’ meetings.

Form to be sent to:

EURO DISNEY S.C.A.

Investor Relations

BP 100

F- 77777 Marne-la-Vallée Cedex 4

FRANCE

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Owner of. . . . . . . . . . . . . . . . . . . share(s) of Euro Disney S.C.A.

requests that the documents and information mentioned in Articles 133 and 135 of the Decree of March 23, 1967 on commercial companies be sent to the above-mentioned address.

At                                                  , on

Access Map

HOW TO GET TO DISNEYLAND® RESORT Paris

By Car

Motorway A4 (autoroute de l’Est). Exit 14 “Marne la Vallée/Val d’Europe – Parc Disneyland”.

From Paris

Take the peripherique (ring road). At “Porte de Bercy” take the A4 motorway direction Nancy/Metz. Exit 14 is approximately 32km/20 miles.

From Roissy charles-de-Gaulle International Airport

Follow signs to “Paris”, then “Marne la Vallée” and turn onto the A104 motorway (la Francilienne). After around 27km/16 miles, turn off the A104 onto the A4 motorway direction Metz-Nancy. Exit 14 is approximately 10km/6 miles.

From Orly International Airport

Follow signs to “Paris” and then “Créteil” on the A86 motorway. After 11km/7 miles turn onto the A4 direction Metz-Nancy. Exit 14 is 28km/17.5 miles.

Taxis

The fare from the airports or from the centre of Paris is approximately EUR 60. Taxis may carry up to four passengers (on request to the driver). There is a supplementary charge for luggage.

Parking

Our clients benefit from free parking at the hotels and the two convention centers.

By train

Station “Marne la Vallée – Chessy”, at the entrance to the Park, close to the hotels.

TGV (high-speed train), Thalys and Eurostar

Direct trains to the station “Marne la Vallée – Chessy” from 30 major French and European cities:

Lille-Europe (1h05) – Brussels (1h25) – Lyon Partdieu (1h50) – Rennes (2h40) – London (3h) – Bordeaux (3h40) – Marseille (4h30).

RER (Regional Express Network)

Take line A of the RER, direction “Marne la Vallée – Chessy” (MLV Chessy). Trains leave every 20 minutes. The journey from Paris takes around 40 minutes. Free shuttle service between the station and five of our hotels: New York® Hotel, Newport Bay Club®, Sequoia Lodge®, Hotel Cheyenne® and Santa Fe Hotel®.

By plane

Airport shuttle leaves every 45 minutes.

From Orly and Roissy Charles de Gaulle International airports, there is a regular direct shuttle service (VEA) to the Disneyland® Resort Paris hotels. The journey takes around 45 minutes and the single fare is EUR 14 per adult. Tickets can be purchased from the driver on boarding the bus. Recorded information (timetable): +33 1 49 64 47 08 (English spoken).

© Disney, Euro Disney S.C.A., société en commandite par actions, with a registered capital of 38,976,490.46 euros 334 173 887 RCS MEAUX – B.P.100 – 77777 Marne-la-Vallée Cedex 4 - France

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A. By the Management Company (Gerant) Euro Disney S.A.S.

Date: January 27, 2006
	By:	/s/ KYLE BRADSHAW
	Name:	Kyle Bradshaw
	Title:	Vice President, Controller